Exhibit 99.3

Cenovus Energy Inc.
Consolidated Financial Statements
For the Year Ended December 31, 2022
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	2

REPORT OF MANAGEMENT
Management’s Responsibility for the Consolidated Financial Statements
The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments.
The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of five independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes – Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee met with Management and the independent auditors on at least a quarterly basis to review and recommend the approval of the interim Consolidated Financial Statements and Management’s Discussion and Analysis to the Board of Directors prior to their public release as well as annually to review the annual Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors.
Management’s Assessment of Internal Control Over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2022. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2022.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2022, as stated in their Report of Independent Registered Public Accounting Firm dated February 15, 2023. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Alexander J. Pourbaix	/s/ Jeffrey R. Hart
Alexander J. Pourbaix	Jeffrey R. Hart
President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 15, 2023

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cenovus Energy Inc.
Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Cenovus Energy Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of earnings (loss), comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the Consolidated Financial Statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s Consolidated Financial Statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of an Oil Sands Property Related to the Acquisition of the Remaining 50 Percent Interest in the Sunrise Oil Sands Partnership
As described in Notes 3, 4, and 5 to the Consolidated Financial Statements, on August 31, 2022, the Company acquired the remaining 50 percent interest in the Sunrise Oil Sands Partnership (SOSP), a joint operation in the Oil Sands segment in an acquisition accounted for as a business combination using the acquisition method, which requires that assets acquired and liabilities assumed be measured at fair value on the acquisition date, with any excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. As the Company acquired control of SOSP in stages, Management remeasured the previously held interest in SOSP to fair value of $1.6 billion at the acquisition date and total consideration for the newly acquired 50 percent interest was $1.0 billion. The assets acquired included an oil sands property categorized as Property, Plant and Equipment (PP&E), which was valued at $3.2 billion on a 100 percent basis. Management estimated the fair value of the acquired oil sands property at the acquisition date using an after-tax discounted cash flow model. The fair value assessment required the use of significant estimates and judgments by Management including assumptions related to forward commodity prices, expected production volumes, estimated reserves, future development and operating expenditures and the discount rate. Management’s estimate of reserves for the acquired oil sands property were developed by Management’s specialists, including internal geology and engineering professionals, and independent qualified reserves evaluators.
The principal considerations for our determination that performing procedures relating to the valuation of the oil sands property related to the acquisition of the remaining 50 percent interest in SOSP is a critical audit matter are (i) the significant judgment by Management, including the use of Management’s specialists, as applicable, in developing the fair value of the acquired oil sands property; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating significant assumptions used in the discounted cash flow model used to value the acquired oil sands property related to forward commodity prices, expected production volumes, estimated reserves, future development and operating expenditures and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimated fair value of the acquired oil sands property. These procedures also included, among others, testing Management’s process for determining the fair value of the acquired oil sands property, which included (i) evaluating the appropriateness of the method used by Management in making this estimate; (ii) testing the completeness and accuracy of underlying data used in Management’s determination of the fair value and (iii) evaluating the reasonableness of significant assumptions used by Management related to forward commodity prices, expected production volumes, estimated reserves and future development and operating expenditures for the acquired oil sands property. Evaluating the significant assumptions used by Management involved assessing whether the assumptions used were reasonable considering the current and past performance of the acquired oil sands property and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated reserves used to determine the fair value of the acquired oil sands property. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the method and assumptions used by the specialists, tests of the data used by the specialists, and an evaluation of the specialists’ findings.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	5

Evaluating the significant assumptions used by Management’s specialists also involved assessing whether the assumptions used were reasonable considering the current and past performance of the acquired oil sands property and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the fair value of the acquired oil sands property determined by Management, including the discount rate.
Assessment of Impairment/Impairment Reversal of PP&E for Each of the Cash Generating Units (CGUs) in the U.S. Manufacturing Segment (the U.S. Manufacturing CGUs)
As described in Notes 1, 3, 4, 11 and 20 to the Consolidated Financial Statements, Management assesses its CGUs for indicators of impairment/impairment reversal on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated Depreciation, Depletion and Amortization (DD&A) including net impairment losses, may exceed its recoverable amount or that a previously recorded impairment may have reversed. If indicators of impairment or impairment reversal exist, the recoverable amount of the CGU is estimated as the greater of value-in-use and fair value less costs of disposal (FVLCOD). In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the CGU in prior periods. As of December 31, 2022, the Company had $4.5 billion of PP&E assets net of accumulated DD&A including net impairment losses relating to its U.S. Manufacturing segment. Management identified indicators of impairment for the Superior and Toledo CGUs and performed impairment assessments for each of these CGUs as of December 31, 2022. The carrying amounts of these CGUs were determined to be greater than their recoverable amounts and an aggregate impairment charge of $1.5 billion was recorded as additional DD&A. Management also identified indicators of impairment reversal for the Wood River, Borger and Lima CGUs and performed impairment assessments for each CGU as of December 31, 2022. The recoverable amounts of these CGU’s were determined to be greater than their carrying amounts and an aggregate impairment reversal of $1.2 billion was recorded as a reduction to DD&A. Management determined the recoverable amounts of PP&E for the U.S. Manufacturing CGUs based on their FVLCOD using discounted after-tax cash flows models requiring the use of significant assumptions and judgments by Management related to throughput, forward crude oil prices, forward crack spreads, future operating costs, future capital expenditures and discount rates.
The principal considerations for our determination that performing procedures relating to the assessment of impairment/impairment reversal of PP&E for each of the CGUs in the U.S. Manufacturing segment is a critical audit matter are (i) the significant amount of judgment required by Management when developing the recoverable amounts of the U.S. Manufacturing CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates including throughput, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s determination of the recoverable amounts of the U.S. Manufacturing CGUs. These procedures also included, among others, testing Management’s process for determining the recoverable amounts of the U.S. Manufacturing CGUs, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in these models; and (iii) assessing the reasonability of the significant assumptions used by Management, including throughput, forward crude oil prices, forward crack spreads, future capital expenditures and future operating costs. Evaluating the assumptions used by Management involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts and consistency with evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the recoverable amounts of the U.S. Manufacturing CGUs, including the discount rates.
Impact of Reserves Estimates on PP&E, Net of the Oil Sands and Offshore Segments
As described in Notes 1, 3, 4, 11 and 20 to the Consolidated Financial Statements, Management assesses its CGUs for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated DD&A and net impairment losses, may exceed its recoverable amount. Management calculates depletion for Oil Sands PP&E using the unit-of-production method based on estimated proved reserves.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	6

For Offshore PP&E, Management calculates depletion using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves. Costs subject to depletion include estimated future development costs to be incurred in developing proved or proved plus probable reserves. As of December 31, 2022, the Company had $24.7 billion and $2.5 billion in Oil Sands and Offshore PP&E, net, respectively. In aggregate, the Company recognized $3.3 billion of DD&A expense and no impairment related to PP&E in the Oil Sands and Offshore segments in the year ended December 31, 2022. Management identified potential indicators of impairment for the Sunrise CGU as of December 31, 2022 and performed an impairment test.
Management determined the recoverable amount of the Sunrise CGU (the recoverable amount) based on its fair value less costs of disposal using a discounted after-tax cash flow model. The determination of the recoverable amount required the use of significant assumptions and judgments by Management related to forward commodity prices, expected production volumes, estimated reserves, future development and operating expenditures and the discount rate. Management’s estimates of reserves used for both the determination of the recoverable amount and the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments have been developed by Management’s specialists, specifically independent qualified reserves evaluators.
The principal considerations for our determination that performing procedures relating to the impact of reserves estimates on PP&E, net of the Oil Sands and Offshore segments is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management’s specialists, when developing the estimates of reserves and the recoverable amount; (ii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates related to forward commodity prices, expected production volumes, estimated reserves, future development and operating expenditures and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimates of reserves, the determination of the recoverable amount and the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments. These procedures also included, among others, testing Management’s process for determining the recoverable amount and DD&A expense for the Oil Sands and Offshore Segments, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in Management’s determination of the recoverable amount; (iii) assessing the reasonability of the significant assumptions used by Management, when developing the estimates of reserves and the recoverable amount, related to forward commodity prices, expected production volumes, as well as future development and operating expenditures, and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated reserves used in the determination of the recoverable amount and the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and significant assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. Evaluating the significant assumptions used by Management’s specialists related to forward commodity prices, expected production volumes, as well as future development and operating expenditures involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the recoverable amount, including the discount rate used.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Alberta, Canada
February 15, 2023
We have served as the Company’s auditor since 2008.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	7

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
For the years ended December 31,
($ millions, except per share amounts)

	Notes	2022	2021 (1)	2020

Revenues	1
Gross Sales		71,765	48,811	13,914
Less: Royalties		4,868	2,454	371
		66,897	46,357	13,543
Expenses	1
Purchased Product		33,801	23,326	5,681
Transportation and Blending		11,530	8,038	4,728
Operating		5,569	4,716	1,955
(Gain) Loss on Risk Management	37	1,636	995	308
Depreciation, Depletion and Amortization	11,20,21,23	4,679	5,886	3,464
Exploration Expense		101	18	91
(Income) Loss From Equity-Accounted Affiliates	22	(15)	(57)	—
General and Administrative	6	865	849	292
Finance Costs	7	820	1,082	536
Interest Income		(81)	(23)	(9)
Integration and Transaction Costs	8	106	349	29
Foreign Exchange (Gain) Loss, Net	9	343	(174)	(181)
Revaluation (Gains)	5	(549)	—	—
Re-measurement of Contingent Payments	28	162	575	(80)
(Gain) Loss on Divestiture of Assets	10	(269)	(229)	(81)
Other (Income) Loss, Net	12	(532)	(309)	40
Earnings (Loss) Before Income Tax		8,731	1,315	(3,230)
Income Tax Expense (Recovery)	13	2,281	728	(851)
Net Earnings (Loss)		6,450	587	(2,379)

Net Earnings (Loss) Per Common Share ($)	14
Basic		3.29	0.27	(1.94)
Diluted		3.20	0.27	(1.94)

(1)     See Note 3X for revisions to prior period results.

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31,
($ millions)

	Notes	2022	2021	2020

Net Earnings (Loss)		6,450	587	(2,379)
Other Comprehensive Income (Loss), Net of Tax	33
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits	31	71	38	(8)
Change in the Fair Value of Equity Instruments at FVOCI (1)		2	—	—
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		713	(129)	(44)
Total Other Comprehensive Income (Loss), Net of Tax		786	(91)	(52)
Comprehensive Income (Loss)		7,236	496	(2,431)

(1)Fair value through other comprehensive income (loss) (“FVOCI”).
See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	9

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ millions)

	Notes	2022	2021

Assets
Current Assets
Cash and Cash Equivalents	15	4,524	2,873
Accounts Receivable and Accrued Revenues	16	3,473	3,870
Income Tax Receivable		121	22
Inventories	17	4,312	3,919
Assets Held for Sale	18	—	1,304
Total Current Assets		12,430	11,988
Restricted Cash	29	209	186
Exploration and Evaluation Assets, Net	1,19	685	720
Property, Plant and Equipment, Net	1,20	36,499	34,225
Right-of-Use Assets, Net	1,21	1,845	2,010
Income Tax Receivable		25	66
Investments in Equity-Accounted Affiliates	22	365	311
Other Assets	23	342	431
Deferred Income Taxes	13	546	694
Goodwill	24	2,923	3,473
Total Assets		55,869	54,104

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	25	6,124	6,353
Short-Term Borrowings	26	115	79
Lease Liabilities	27	308	272
Contingent Payments	28	263	236
Income Tax Payable		1,211	179
Liabilities Related to Assets Held for Sale	18	—	186
Total Current Liabilities		8,021	7,305
Long-Term Debt	26	8,691	12,385
Lease Liabilities	27	2,528	2,685
Contingent Payments	28	156	—
Decommissioning Liabilities	29	3,559	3,906
Other Liabilities	30	1,042	929
Deferred Income Taxes	13	4,283	3,286
Total Liabilities		28,280	30,496
Shareholders’ Equity		27,576	23,596
Non-Controlling Interest		13	12
Total Liabilities and Equity		55,869	54,104

Commitments and Contingencies	40
See accompanying Notes to Consolidated Financial Statements.

[/s/ Keith A. MacPhail]	[/s/ Claude Mongeau]
Keith A. MacPhail	Claude Mongeau
Director	Director
Cenovus Energy Inc.	Cenovus Energy Inc.

February 15, 2023

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	10

CONSOLIDATED STATEMENTS OF EQUITY
($ millions)

	Shareholders' Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 32)	(Note 32)	(Note 32)			(Note 33)

As at December 31, 2019	11,040	—	—	4,377	2,957	827	19,201	—
Net Earnings (Loss)	—	—	—	—	(2,379)	—	(2,379)	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(52)	(52)	—
Total Comprehensive Income (Loss)	—	—	—	—	(2,379)	(52)	(2,431)	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Base Dividends on Common Shares	—	—	—	—	(77)	—	(77)	—
As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	587	—	587	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(91)	(91)	—
Total Comprehensive Income (Loss)	—	—	—	—	587	(91)	496	—
Common Shares Issued (Note 5)	6,111	—	—	—	—	—	6,111	—
Common Shares Issued Under Stock Option Plans	7	—	—	(1)	—	—	6	—
Purchase of Common Shares Under NCIBs (2) (Note 32)	(145)	—	—	(120)	—	—	(265)	—
Preferred Shares Issued (Note 5)	—	519	—	—	—	—	519	—
Warrants Issued (Note 5)	—	—	216	—	—	—	216	—
Warrants Exercised	3	—	(1)	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Base Dividends on Common Shares	—	—	—	—	(176)	—	(176)	—
Dividends on Preferred Shares	—	—	—	—	(34)	—	(34)	—
Non-Controlling Interest	—	—	—	—	—	—	—	12
As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	6,450	—	6,450	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	786	786	—
Total Comprehensive Income (Loss)	—	—	—	—	6,450	786	7,236	—
Common Shares Issued Under Stock Option Plans	170	—	—	(32)	—	—	138	—
Purchase of Common Shares Under NCIBs (2) (Note 32)	(959)	—	—	(1,571)	—	—	(2,530)	—
Warrants Exercised	93	—	(31)	—	—	—	62	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Base Dividends on Common Shares	—	—	—	—	(682)	—	(682)	—
Variable Dividends on Common Shares	—	—	—	—	(219)	—	(219)	—
Dividends on Preferred Shares	—	—	—	—	(35)	—	(35)	—
Non-Controlling Interest	—	—	—	—	—	—	—	1
As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13

(1)    Accumulated other comprehensive income (loss) (“AOCI”).
(2)     Normal course issuer bids (“NCIBs”).
See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	11

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
($ millions)

	Notes	2022	2021	2020

Operating Activities
Net Earnings (Loss)		6,450	587	(2,379)
Depreciation, Depletion and Amortization	11,20,21,23	4,679	5,886	3,464
Inventory Write-Down (Reversal)		—	16	555
Realization of Inventory Write-Downs		—	(31)	(572)
Deferred Income Tax Expense (Recovery)	13	642	452	(838)
Unrealized (Gain) Loss on Risk Management	37	(126)	2	56
Unrealized Foreign Exchange (Gain) Loss	9	365	(312)	(131)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		146	171	(33)
Revaluation (Gains)	5	(549)	—	—
Re-measurement of Contingent Payments, Net of Cash Paid		(469)	400	(80)
(Gain) Loss on Divestiture of Assets	10	(269)	(229)	(81)
Unwinding of Discount on Decommissioning Liabilities	29	176	199	57
(Income) Loss From Equity-Accounted Affiliates	22	(15)	(57)	—
Distributions Received From Equity-Accounted Affiliates	22	65	137	—
Other		(117)	27	99
Settlement of Decommissioning Liabilities		(150)	(102)	(42)
Net Change in Non-Cash Working Capital	39	575	(1,227)	198
Cash From (Used in) Operating Activities		11,403	5,919	273

Investing Activities
Acquisitions, Net of Cash Acquired	5	(397)	735	—
Capital Investment	19,20	(3,708)	(2,563)	(859)
Proceeds From Divestitures	10	1,514	435	38
Payment on Divestiture of Assets	10	(50)	—	—
Net Cash Received on Assumption of Decommissioning Liabilities	5	—	75	—
Net Change in Investments and Other		(211)	17	(4)
Net Change in Non-Cash Working Capital	39	538	359	(38)
Cash From (Used in) Investing Activities		(2,314)	(942)	(863)

Net Cash Provided (Used) Before Financing Activities		9,089	4,977	(590)

Financing Activities	39
Net Issuance (Repayment) of Short-Term Borrowings		34	(77)	117
Issuance of Long-Term Debt		—	1,557	1,326
(Repayment) of Long-Term Debt		(4,149)	(2,870)	(112)
Net Issuance (Repayment) of Revolving Long-Term Debt		—	(350)	(220)
Principal Repayment of Leases	27	(302)	(300)	(197)
Common Shares Issued Under Stock Option Plans		138	6	—
Purchase of Common Shares Under NCIBs	32	(2,530)	(265)	—
Proceeds From Exercise of Warrants		62	2	—
Base Dividends Paid on Common Shares	14	(682)	(176)	(77)
Variable Dividends Paid on Common Shares	14	(219)	—	—
Dividends Paid on Preferred Shares		(26)	(34)	—
Other		(2)	—	—
Cash From (Used in) Financing Activities		(7,676)	(2,507)	837

Effect of Foreign Exchange on Cash and Cash Equivalents		238	25	(55)
Increase (Decrease) in Cash and Cash Equivalents		1,651	2,495	192
Cash and Cash Equivalents, Beginning of Year		2,873	378	186
Cash and Cash Equivalents, End of Year		4,524	2,873	378

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”). On January 1, 2021, Cenovus and Husky Energy Inc. (“Husky”) closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”) (see Note 5C). The transaction included Husky's upstream assets, extensive transportation, storage and logistics and downstream infrastructure. Comparative figures include Cenovus's results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. As a result, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. The marketing operations of the Canadian Manufacturing segment have similar products and services, customer types, distribution methods and operate in the same regulatory environment as the commercial fuels business. The commercial fuels business includes cardlock, bulk plant and travel centre locations across Canada. Comparative periods have been re-presented to reflect this change (see Note 3X).
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the East Coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP Products North America Inc. (“BP”)). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production in the Canadian Manufacturing segment and sold to the Oil Sands segment, and unrealized profits in inventory. Eliminations are recorded based on current market prices.
A) Results of Operations – Segment and Operational Information

	Upstream
For the years ended December 31,	Oil Sands			Conventional			Offshore			Total
	2022	2021 (1)	2020	2022	2021	2020	2022	2021	2020	2022	2021 (1)	2020
Revenues
Gross Sales	34,775	22,827	8,804	4,332	3,235	904	2,020	1,782	—	41,127	27,844	9,708
Less: Royalties	4,493	2,196	331	298	150	40	77	108	—	4,868	2,454	371
	30,282	20,631	8,473	4,034	3,085	864	1,943	1,674	—	36,259	25,390	9,337
Expenses
Purchased Product	4,810	2,404	1,262	2,023	1,655	268	—	—	—	6,833	4,059	1,530
Transportation and Blending	12,036	8,625	4,683	143	74	81	15	15	—	12,194	8,714	4,764
Operating	2,930	2,451	1,156	541	551	320	318	239	—	3,789	3,241	1,476
Realized (Gain) Loss on Risk Management	1,527	786	268	92	2	—	—	—	—	1,619	788	268
Operating Margin	8,979	6,365	1,104	1,235	803	195	1,610	1,420	—	11,824	8,588	1,299
Unrealized (Gain) Loss on Risk Management	(68)	18	57	13	1	—	—	—	—	(55)	19	57
Depreciation, Depletion and Amortization	2,763	2,666	1,687	370	3	880	585	492	—	3,718	3,161	2,567
Exploration Expense	9	16	9	1	(3)	82	91	5	—	101	18	91
(Income) Loss From Equity- Accounted Affiliates	8	(5)	—	—	—	—	(23)	(47)	—	(15)	(52)	—
Segment Income (Loss)	6,267	3,670	(649)	851	802	(767)	957	970	—	8,075	5,442	(1,416)
(1)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3X).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

	Downstream
	Canadian Manufacturing			U.S. Manufacturing			Total
For the years ended December 31,	2022	2021 (1)	2020	2022	2021	2020	2022	2021 (1)	2020
Revenues
Gross Sales	7,792	6,215	82	30,310	20,043	4,733	38,102	26,258	4,815
Less: Royalties	—	—	—	—	—	—	—	—	—
	7,792	6,215	82	30,310	20,043	4,733	38,102	26,258	4,815
Expenses
Purchased Product	6,389	5,156	—	26,112	17,955	4,429	32,501	23,111	4,429
Transportation and Blending	—	—	—	—	—	—	—	—	—
Operating	704	486	37	2,346	1,772	748	3,050	2,258	785
Realized (Gain) Loss on Risk Management	—	—	—	112	104	(21)	112	104	(21)
Operating Margin	699	573	45	1,740	212	(423)	2,439	785	(378)
Unrealized (Gain) Loss on Risk Management	—	—	—	18	1	(1)	18	1	(1)
Depreciation, Depletion and Amortization	208	226	8	640	2,381	728	848	2,607	736
Exploration Expense	—	—	—	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—		—	—	—
Segment Income (Loss)	491	347	37	1,082	(2,170)	(1,150)	1,573	(1,823)	(1,113)
(1)Prior period results have been re-presented. In September 2022, the Company divested the majority of the retail fuels business. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3X).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

	Corporate and Eliminations			Consolidated
For the years ended December 31,	2022	2021 (1) (2)	2020	2022	2021 (1) (2)	2020
Revenues
Gross Sales	(7,464)	(5,291)	(609)	71,765	48,811	13,914
Less: Royalties	—	—	—	4,868	2,454	371
	(7,464)	(5,291)	(609)	66,897	46,357	13,543
Expenses
Purchased Product	(5,533)	(3,844)	(278)	33,801	23,326	5,681
Transportation and Blending	(664)	(676)	(36)	11,530	8,038	4,728
Operating	(1,270)	(783)	(306)	5,569	4,716	1,955
Realized (Gain) Loss on Risk Management	31	101	5	1,762	993	252
Unrealized (Gain) Loss on Risk Management	(89)	(18)	—	(126)	2	56
Depreciation, Depletion and Amortization	113	118	161	4,679	5,886	3,464
Exploration Expense	—	—	—	101	18	91
(Income) Loss From Equity-Accounted Affiliates	—	(5)	—	(15)	(57)	—
Segment Income (Loss)	(52)	(184)	(155)	9,596	3,435	(2,684)
General and Administrative	865	849	292	865	849	292
Finance Costs	820	1,082	536	820	1,082	536
Interest Income	(81)	(23)	(9)	(81)	(23)	(9)
Integration and Transaction Costs	106	349	29	106	349	29
Foreign Exchange (Gain) Loss, Net	343	(174)	(181)	343	(174)	(181)
Revaluation (Gains)	(549)	—	—	(549)	—	—
Re-measurement of Contingent Payment	162	575	(80)	162	575	(80)
(Gain) Loss on Divestiture of Assets	(269)	(229)	(81)	(269)	(229)	(81)
Other (Income) Loss, Net	(532)	(309)	40	(532)	(309)	40
	865	2,120	546	865	2,120	546
Earnings (Loss) Before Income Tax				8,731	1,315	(3,230)
Income Tax Expense (Recovery)				2,281	728	(851)
Net Earnings (Loss)				6,450	587	(2,379)
(1)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3X).
(2)Prior period results have been re-presented. In September 2022, the Company divested the majority of the retail fuels business. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3X).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
B) Revenues by Product

For the years ended December 31,	2022	2021	2020
Upstream
Crude Oil (1)	29,834	19,877	8,017
NGLs (1)	2,346	1,983	727
Natural Gas	3,690	3,032	535
Other	389	498	58
Downstream
Canadian Manufacturing
Synthetic Crude Oil	2,360	1,951	—
Asphalt	620	477	—
Other Products and Services (2)	4,812	3,787	82
U.S. Manufacturing
Gasoline	14,116	10,111	2,352
Diesel and Distillate	11,453	6,429	1,569
Other Products	4,741	3,503	812
Corporate and Eliminations (2)	(7,464)	(5,291)	(609)
Consolidated	66,897	46,357	13,543
(1)Prior period results have been re-presented. Third-party condensate sales previously included in crude oil have been aggregated with NGLs.
(2)Prior period results have been re-presented. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3X).
C) Geographical Information

	Revenues (1)
For the years ended December 31,	2022	2021	2020
Canada	33,222	23,768	8,715
United States	32,313	21,326	4,828
China	1,362	1,263	—
Consolidated	66,897	46,357	13,543
(1)Revenues by country are classified based on where the operations are located.

	Non-Current Assets (1)
As at December 31,	2022	2021 (2)
Canada	35,194	33,981
United States	4,824	4,093
China	2,064	2,583
Indonesia	365	311
Consolidated	42,447	40,968
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
(2)Canada excludes assets held for sale of $1.3 billion that were divested in 2022.
Major Customers
In connection with the marketing and sale of Cenovus’s own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2022, Cenovus had two customers (2021 – two; 2020 – three) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $16.1 billion and $9.1 billion, respectively (2021 – $8.5 billion and $6.8 billion; 2020 – $4.3 billion, $1.8 billion and $1.5 billion, respectively), and are reported across all of the Company’s operating segments.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2022	2021	2022	2021	2022	2021
Oil Sands	674	653	24,657	22,535	638	754
Conventional	6	6	2,020	2,174	2	2
Offshore	5	61	2,549	2,822	152	160
Canadian Manufacturing (1)	—	—	2,466	2,558	252	388
U.S. Manufacturing	—	—	4,482	3,745	329	252
Corporate and Eliminations	—	—	325	391	472	454
Consolidated	685	720	36,499	34,225	1,845	2,010

	Goodwill		Total Assets
As at December 31,	2022	2021	2022	2021 (2)
Oil Sands	2,923	3,473	32,248	31,070
Conventional	—	—	2,410	3,026
Offshore	—	—	3,339	3,597
Canadian Manufacturing (1)	—	—	3,172	3,884
U.S. Manufacturing (3)	—	—	8,324	7,509
Corporate and Eliminations (3)	—	—	6,376	5,018
Consolidated	2,923	3,473	55,869	54,104
(1)Prior period results have been re-presented. PP&E, ROU assets and total assets from the remaining commercial fuels business and the historic retail fuels business have been aggregated with the Canadian Manufacturing segment.
(2)Total assets include assets held for sale $1.3 billion that were divested in 2022.
(3)Prior period results were re-presented to move income tax receivable and deferred income tax assets from the U.S. Manufacturing segment to the Corporate and Eliminations segment.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
E) Capital Expenditures (1)

For the years ended December 31,	2022	2021	2020
Capital Investment
Oil Sands	1,792	1,019	427
Conventional	344	222	78
Offshore
Asia Pacific	8	21	—
Atlantic	302	154	—
Total Upstream	2,446	1,416	505

Canadian Manufacturing (2)	117	68	33
U.S. Manufacturing	1,059	995	243
Total Downstream	1,176	1,063	276

Corporate and Eliminations	86	84	60
	3,708	2,563	841
Acquisitions (Note 5)
Oil Sands (3)	1,609	5,005	6
Conventional	12	551	12
Offshore (4)	—	3,129	—
Canadian Manufacturing (2)	—	2,973	—
U.S. Manufacturing	—	1,618	—
Corporate and Eliminations	—	156	—
	1,621	13,432	18

Total Capital Expenditures	5,329	15,995	859
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)Prior period results have been re-presented. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3X).
(3)Cenovus was deemed to have disposed of its pre-existing interest in Sunrise Oil Sands Partnership (“SOSP”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre-existing interest in SOSP of $1.6 billion.
(4)Excludes capital expenditures related to the HCML joint venture, which are accounted for using the equity method.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.
These Consolidated Financial Statements have been prepared on a historical cost basis, except as detailed in the Company’s accounting policies disclosed in Note 3.
These Consolidated Financial Statements were approved by the Board of Directors effective February 15, 2023.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A) Principles of Consolidation
The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.
Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company’s accounts reflect its share of the assets, liabilities, revenues and expenses from the Company’s activities that are conducted through joint operations with third parties. A portion of the Company’s activities relate to joint ventures, which are accounted for using the equity method of accounting.
An associate is an entity for which the Company has significant influence over but does not control or jointly control the affiliate. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company’s share of the affiliate’s profit or loss and other comprehensive income (“OCI”).
B) Foreign Currency Translation
Functional and Presentation Currency
The Company’s functional and presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period-end exchange rates for assets and liabilities, and using average rates over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in OCI as cumulative translation adjustments.
When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings. When the Company disposes of part of an interest in a foreign operation that continues to be a subsidiary, a proportionate amount of gains and losses accumulated in OCI is allocated between controlling and non-controlling interests.
Transactions and Balances
Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the reporting date. Any gains or losses are recorded in the Consolidated Statements of Earnings (Loss).
C) Revenue Recognition
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.
Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Cenovus recognizes revenue from the following major products and services:
•Sale of crude oil, NGLs and natural gas.
•Sale of petroleum and refined products.
•Crude oil and natural gas processing services.
•Pipeline transportation, the blending of crude oil and the storage of crude oil, diluent and natural gas.
•Fee-for-service hydrocarbon transloading services.
•Construction services.
The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products, which is generally at a point in time. Performance obligations for crude oil and natural gas processing revenue, transportation services and transloading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Revenue associated with natural gas processing, transportation services and transloading services are generally based on fixed price contracts.
Construction revenue is recognized for general contractor services that the Company provides to HMLP and includes fixed price and cost-plus contracts. Revenue from fixed price construction contracts is recognized as performance obligations are met and revenue from cost-plus contracts are recognized as services are performed.
The Company has take-or-pay contracts where Cenovus has long-term supply commitments in return for purchasers to pay for minimum quantities, whether or not the customer takes the delivery. If a purchaser has a right to defer delivery to a later date, the performance obligation has not been satisfied and revenue is deferred and recognized only when the product is delivered or the deferral provision can no longer be extended.
Cenovus’s revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with the exception of certain construction contracts with HMLP and take-or-pay contracts with unfulfilled performance obligations.
D) Purchased Product
The cost of refining feedstock, crude oil and diluent purchased for optimization activities, and costs associated with transporting refined products to market are recorded as purchased product.
E) Transportation and Blending
The costs associated with the transportation of crude oil, NGLs and natural gas for upstream operations, including the cost of diluent used in blending, are recognized when the product is sold.
F) Exploration Expense
Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.
Certain costs incurred after the legal right to explore is obtained are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Company decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.
G) Employee Benefit Plans
The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component.
Other post-employment benefit (“OPEB”) plans are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans, benefits are not funded before retirement.
Pension expense for the defined contribution pension is recorded as the benefits are earned.
The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Changes in the defined benefit obligation from service costs, net interest and re-measurements are recognized as follows:
•Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
•Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
•Re-measurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Re-measurements are not reclassified to net earnings in subsequent periods.
Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.
H) Government Grants
Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions associated with the grant are met. If a grant is received, but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until the conditions are fulfilled. Grants related to assets are recorded as a reduction to the asset’s carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services have been performed.
I) Income Taxes
Income taxes comprise current and deferred taxes. Income taxes are provided for on a non-discounted basis at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted at the Consolidated Balance Sheet date.
Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs, except when it relates to items charged or credited directly to equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.
Deferred income tax is recognized on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.
J) Related Party Transactions
The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. Proceeds from the disposition of assets to related parties are recognized at fair value. Independent opinions of fair value may be obtained to confirm the estimated fair value of proceeds.
K) Net Earnings per Share Amounts
Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price. For those contracts that may be settled in cash or in shares at the holder’s option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
L) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments with a maturity of three months or less.
Cash and cash equivalents that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within twelve months, it is classified as a non-current asset.
M) Inventories
Product inventories are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.
N) Exploration and Evaluation Assets
Certain costs incurred after the legal right to explore an area has been obtained, and before technical feasibility and commercial viability of the field/project/area have been established, are capitalized as E&E assets. E&E assets are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired or the future economic value has decreased. E&E assets are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.
Assets classified as E&E may have sales of crude oil, NGLs or natural gas prior to the reclassification to PP&E. These operating results are recognized in the Consolidated Statements of Earnings (Loss). A depletion charge, recorded as depreciation, depletion and amortization (“DD&A”), is recognized on this production using a unit-of-production method based on estimated proved reserves determined using forward prices and costs and considering any estimated future costs to be incurred in developing the proved reserves. Natural gas reserves are converted on an energy equivalent basis.
Non-producing assets classified as E&E are not depleted.
Once technical feasibility and commercial viability have been established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as PP&E.
Any gains or losses from the divestiture of E&E assets are recognized in net earnings.
O) Property, Plant and Equipment
General
PP&E is stated at cost less accumulated DD&A, and net of any impairment losses. Expenditures related to renewals or enhancements that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.
Any gains or losses from the divestiture of PP&E are recognized in net earnings.
Crude Oil and Natural Gas Properties
Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties and related infrastructure facilities, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.
For onshore assets, which includes assets from the Oil Sands and Conventional segments, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Offshore assets are depleted using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves determined using forward prices and costs. For the purpose of these calculations, natural gas is converted to crude oil on an energy equivalent basis. The unit-of-production method based on proved reserves or proved plus probable reserves takes into account any expenditures incurred to date together with future development costs to be incurred in developing those reserves.
Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of either the asset received, or the asset given up, cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Included in oil and gas properties are information technology assets used to support the upstream business and are depreciated on a straight-line basis over their useful lives of three years. Gross overriding royalty interests (“GORRs”) in certain crude oil and natural gas properties are depleted using a unit-of-production method.
Manufacturing Assets
The initial costs of refining and upgrading PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.
Refining and upgrading assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:
•Land improvements and buildings: 15 to 40 years.
•Office improvements and buildings: 3 to 15 years.
•Refining equipment: 10 to 60 years.
The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.
Processing, Transportation and Storage Assets, Commercial Fuels Business and Other
Depreciation for substantially all other PP&E is calculated on a straight-line basis based on the estimated useful lives of assets, which range from three to 60 years. The useful lives are estimated based upon the period the asset is expected to be available for use by the Company.
The residual value, the method of amortization and the useful life of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.
P) Impairment and Impairment Reversals of Non-Financial Assets
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.
If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. For Cenovus’s upstream assets, FVLCOD is estimated based on the discounted after-tax cash flows of reserves and resources using forward prices and costs, consistent with Cenovus’s independent qualified reserves evaluators (“IQREs”), costs to develop and the discount rate, and may consider an evaluation of comparable asset transactions.
E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU or as an individual asset. Goodwill is allocated to the CGUs to which it contributes to the future cash flows.
If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU. Goodwill impairments are not reversed.
Impairment losses on PP&E and ROU assets are recognized in the Consolidated Statements of Earnings (Loss) as additional DD&A and E&E asset impairments or write-downs are recognized as exploration expense.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Q) Leases
The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.
As Lessee
Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, costs to be incurred by the lessee in dismantling, removing and restoring the underlying asset, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.
Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.
The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.
When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Consolidated Statements of Earnings (Loss) if the carrying amount of the ROU asset has been reduced to zero.
The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.
The ROU asset is depreciated on a straight-line basis, over the shorter of the estimated useful life of the asset or lease term, or using the unit-of-production method. The ROU asset may be adjusted for certain re-measurements of the lease liability and impairment losses.
Leases that have a term of less than twelve months or leases for which the underlying asset is of low value are recognized as an expense in the Consolidated Statements of Earnings (Loss) on a systematic basis over the lease term in either operating, transportation or general and administrative expense.
A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will re-measure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.
As Lessor
As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.
When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
R) Intangible Assets
Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are recognized at cost less any accumulated amortization and accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets is recognized in the Consolidated Statements of Earnings (Loss) in the expense category consistent with the function of the intangible asset. Impairment losses are recognized in the Consolidated Statements of Earnings(Loss) as DD&A.
S) Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition, with the exception of income taxes, stock-based compensation, lease liabilities and ROU assets. Any excess of the purchase price plus any non-controlling interest over the value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the value of the net assets acquired is credited to net earnings. Acquisition costs are expensed as incurred.
At acquisition, goodwill is allocated to each of the CGUs to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.
Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity in accordance with the terms of the agreement. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.
When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.
T) Provisions
A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings (Loss).
Decommissioning Liabilities
Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, upstream processing facilities, surface and subsea plant and equipment, refining facilities and the crude-by-rail terminal. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.
Actual expenditures incurred are charged against the accumulated liability.
Onerous Contract Provisions
Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the credit-adjusted risk-free rate. Changes in the underlying assumptions are recognized in the Consolidated Statements of Earnings (Loss).
Renewable Fuel Obligations
The Company’s U.S. refining operations incur a renewable volume obligation (“RVO”), which the Company settles annually using renewable identification numbers (“RINs”). After considering RINs on hand, the RVO is measured as the expected market price of the additional RINs required to settle the compliance obligation. RINs purchased with biofuel are measured using the average market price in the month purchased. RINs purchased on a secondary market are measured at cost. A net RIN position is presented in other assets and a net RVO position is included in other liabilities.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
U) Share Capital and Warrants
Common shares and preferred shares are classified as equity. Preferred shares are cancellable and redeemable only at the Company’s option. Dividends on common shares consist of base dividends and variable dividends. Variable dividends are reviewed quarterly and paid if certain performance measurements are met at the end of the applicable period. Dividends on common shares and preferred shares are discretionary and payable only if declared by Cenovus’s Board of Directors. If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.
Transaction costs directly attributable to the issue of common shares and preferred shares are recognized as a deduction from equity, net of any income taxes. Dividends on common shares and preferred shares are recognized within equity. When purchased, common shares are reduced by the average carrying value with the excess of the purchase price recognized as a reduction in Cenovus’s paid in surplus. Common shares are cancelled subsequent to being purchased.
Warrants issued in the Arrangement are financial instruments classified as equity and were measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.
V) Stock-Based Compensation
Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). Stock-based compensation costs are recorded in general and administrative expenses, or recorded to PP&E or E&E assets when directly related to exploration or development activities.
Stock Options With Associated Net Settlement Rights
NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus in shareholders’ equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.
Cenovus Replacement Stock Options
Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When stock options are settled for cash, the liability is reduced by the cash settlement paid. When stock options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the stock option is recorded as share capital.
Performance, Restricted and Deferred Share Units
PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation in the period they occur. Stock-based compensation is recorded to PP&E or E&E assets when it is directly related to exploration or development activities.
W) Financial Instruments
The Company’s financial assets include cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets, net investment in finance leases, investments in the equity of companies and long-term receivables. The Company’s financial liabilities include accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, risk management liabilities and long-term debt.
Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.
The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:
•Level 1 inputs are quoted prices in active markets for identical assets and liabilities.
•Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.
•Level 3 inputs are unobservable inputs for the asset or liability.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Classification and Measurement of Financial Assets
The initial classification of a financial asset depends upon the Company’s business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:
•Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.
•FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.
•Fair Value through Profit or Loss (“FVTPL”): Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.
On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.
At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.
Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.
Impairment of Financial Assets
The Company recognizes loss allowances for expected credit losses (“ECLs”) on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.
Classification and Measurement of Financial Liabilities
A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.
Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.
A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is re-measured based on the new cash flows and a gain or loss is recorded in net earnings.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Derivatives
Derivative financial instruments are primarily used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.
Derivative financial instruments are measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
X) Adjustments to the Consolidated Statements of Earnings (Loss) and Segmented Disclosures
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) within the Oil Sands segment and Corporate and Eliminations segment was revised.
During the three months ended June 30, 2022, the Company made adjustments to more appropriately reflect the cost of blending at the Lloydminster thermal and Lloydminster conventional heavy oil assets, which resulted in a reclassification of costs between purchased product and transportation and blending. An associated elimination entry was recorded in the Corporate and Eliminations segment to re-present the change in the value of condensate that was extracted at the Canadian Manufacturing operations and sold back to the Oil Sands segment. As a result, purchased product decreased and transportation and blending increased, with no impact to net earnings (loss), segment income (loss), financial position or cash flows.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. As a result, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. Comparative periods have been re-presented to reflect this change, with no impact to net earnings (loss), financial position or cash flows.
The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) to the corresponding revised amounts:
Year Ended December 31, 2021

Oil Sands Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Purchased Product	3,188	(784)	—	2,404
Transportation and Blending	7,841	784	—	8,625
	11,029	—	—	11,029

Canadian Manufacturing	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	4,472	—	1,743	6,215
Purchased Product	3,552	—	1,604	5,156
Operating	388	—	98	486
Depreciation, Depletion and Amortization	167	—	59	226
	365	—	(18)	347

Retail	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	2,158	—	(2,158)	—
Purchased Product	2,019	—	(2,019)	—
Operating	98	—	(98)	—
Depreciation, Depletion and Amortization	59	—	(59)	—
	(18)	—	18	—

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

Corporate and Eliminations Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	(5,706)	—	415	(5,291)
Purchased Product	(4,888)	629	415	(3,844)
Transportation and Blending	(47)	(629)	—	(676)
	(771)	—	—	(771)

Consolidated	Previously Reported	Revision	Segment Aggregation	Revised
Purchased Product	23,481	(155)	—	23,326
Transportation and Blending	7,883	155	—	8,038
	31,364	—	—	31,364
Y) Recent Accounting Pronouncements
New Accounting Standards and Interpretations not yet Adopted
There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2023, and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2022. These standards and interpretations are not expected to have a material impact on the Company’s Consolidated Financial Statements or the Company's business.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The timely preparation of the Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
A) Critical Judgments in Applying Accounting Policies
Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company’s Consolidated Financial Statements.
Joint Arrangements
The classification of a joint arrangement that is held in a separate vehicle as either a joint operation or a joint venture requires judgment. Cenovus has a 50 percent interest in the following jointly controlled entities:
•WRB Refining LP (“WRB”).
•BP-Husky Refining LLC (“Toledo”).
It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB and Toledo. As a result, the joint arrangements are classified as joint operations and the Company’s share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.
Prior to August 31, 2022, Cenovus held a 50 percent interest in SOSP, which was jointly controlled with BP Canada Energy Group ULC (“BP Canada”) and met the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”). As such, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to August 31, 2022, Cenovus controls SOSP, as defined under IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), and, accordingly, SOSP was consolidated.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:
•The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are “flow-through” entities.
•The agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the corporation and partnerships. The past development of SOSP, and the past and future development of WRB and Toledo, is dependent on funding from the partners by way of capital contribution commitments, notes payable and loans.
•WRB has third-party debt facilities to cover short-term working capital requirements. SOSP had a third-party debt facility until November 2022.
•SOSP was operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants in accordance with the partnership agreement. WRB and Toledo have very similar structures modified to account for the operating environment of the refining business.
•Cenovus, Phillips 66 and BP, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage, on the partners' behalf as the agreements prohibit the partners from undertaking these roles themselves. In addition, the joint arrangements do not have employees and, as such, are not capable of performing these roles.
•In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.
Exploration and Evaluation Assets
The application of the Company’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company’s internal approval process.
Identification of Cash-Generating Units
CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company’s upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and impairment reversals.
Recoveries from Insurance Claims
The Company uses estimates and assumptions on the amount recorded for insurance proceeds that are reasonably certain to be received. Accordingly, actual results may differ from these estimated recoveries.
B) Key Sources of Estimation Uncertainty
Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that, if changed, could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
The evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could change assumptions used to determine the recoverable amount of the Company’s PP&E and E&E assets and could affect the carrying value of those assets, may affect future development or viability of exploration prospects, may curtail the expected useful lives of oil and gas assets thereby accelerating depreciation charges and may accelerate decommissioning obligations increasing the present value of the associated provisions. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain. Environmental considerations are built into our estimates through the use of key assumptions used to estimate fair value including forward commodity prices, forward crack spreads and discount rates. The energy transition could impact the future prices of commodities. Pricing assumptions used in the determination of recoverable amounts incorporate markets expectations and the evolving worldwide demand for energy.
Changes to assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Crude Oil and Natural Gas Reserves
There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the recoverable quantities of hydrocarbons, the cost of the development of the required infrastructure to recover the hydrocarbons, production costs, estimated selling price of the hydrocarbons produced, royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test recoverable amount and DD&A expense of the Company’s crude oil and natural gas assets in the Oil Sands, Conventional and Offshore segments. The Company’s reserves are evaluated annually and reported to the Company by its IQREs.
Recoverable Amounts
Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company’s upstream assets, these estimates include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses. Recoverable amounts for the Company’s manufacturing assets, crude-by-rail terminal and related ROU assets use assumptions such as throughput, forward commodity prices, discount rates, operating expenses and future capital expenditures. Recoverable amounts for the Company’s real estate ROU assets use assumptions such as real estate market conditions which includes market vacancy rates and sublease market conditions, price per square footage, real estate space availability and borrowing costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.
Decommissioning Costs
Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of liabilities and estimate the future value. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.
Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination
The fair value of assets acquired, liabilities assumed and assets given up in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparable transactions and discounted cash flows. For the Company’s upstream assets, key assumptions in the discounted cash flow models used to estimate fair value include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses. Estimated production volumes and quantity of reserves and resources for acquired oil and gas properties were developed by internal geology and engineering professionals and IQREs. For manufacturing assets, key assumptions used to estimate fair value include throughput, forward commodity prices, discount rates, operating expenses and future capital expenditures. Changes in these variables could significantly impact the carrying value of the net assets acquired.
Income Tax Provisions
The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.
Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

5. ACQUISITIONS
A) Sunrise Oil Sands Partnership
i) Summary of the Acquisition
On August 31, 2022, Cenovus closed the transaction with BP Canada to purchase the remaining 50 percent interest in SOSP, previously a joint operation, in northern Alberta (the “Sunrise Acquisition”). The Sunrise Acquisition had an effective date of May 1, 2022. It provides Cenovus with full ownership and further enhances Cenovus’s core strength in the oil sands.
The Sunrise Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Acquired
The purchase price allocation is based on Management’s best estimate of fair value and has been retrospectively adjusted to reflect items not initially identified, as well as new information obtained about the conditions that existed at the date of the Sunrise Acquisition. Changes to identifiable assets acquired and liabilities assumed includes increases of $26 million to both PP&E and decommissioning liabilities. The impact to DD&A and finance costs (including the unwinding of the discount on decommissioning liabilities) as a result of the measurement period adjustments was not material.

As at	August 31, 2022
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	9
Accounts Receivable and Accrued Revenues	164
Inventories	88
Property, Plant and Equipment	3,218
Accounts Payable and Accrued Liabilities	(313)
Income Tax Payable	(39)
Decommissioning Liabilities	(48)
Deferred Income Tax Liabilities	(486)
Total Identifiable Net Assets	2,593
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues is $164 million, all of which was collected.
iii) Total Consideration
Total consideration for the Sunrise Acquisition consisted of $600 million in cash, before closing adjustments, and Cenovus’s 35 percent interest in the undeveloped Bay du Nord project offshore Newfoundland and Labrador. Cenovus also agreed to make quarterly variable payments to BP Canada for up to two years subsequent to August 31, 2022, if crude oil prices exceed a specified threshold. The maximum cumulative variable payment is $600 million. The following table summarizes the fair value of total consideration:

As at	August 31, 2022
Cash, Net of Closing Adjustments	394
Bay Du Nord	40
Variable Payment	600
Total Consideration	1,034
Non-monetary assets transferred as part of consideration must be re-measured at their acquisition-date fair value, with any gain or loss recognized in net earnings (loss). As a result, the Company re-measured its interest in Bay du Nord to its estimated fair value and recognized a non-cash revaluation gain of $40 million.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Cenovus agreed to make quarterly payments from SOSP to BP Canada for up to two years subsequent to the closing date for quarters in which the average Western Canadian Select (“WCS”) crude oil price exceeds $52.00 per barrel. The first quarterly period ended on November 30, 2022. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price in the quarter less $53.00 multiplied by $2.8 million, for any of the eight quarters in which the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum cumulative variable payment over the contract term is $600 million.
The variable payment is accounted for as a financial instrument. The fair value of $600 million on August 31, 2022, was estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate (“WTI”) options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS differential futures pricing. The variable payment will be re-measured at fair value with changes in fair value recognized in net earnings (loss) at each reporting date until the earlier of when the maximum $600 million in cumulative payments is reached or the eight quarters have lapsed (see Note 28).
iv) Goodwill

As at	August 31, 2022
Total Purchase Consideration	1,034
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership	1,559
Fair Value of Identifiable Net Assets	(2,593)
Goodwill	—
Current and deferred income tax liabilities were recognized in the purchase price allocation for the 50 percent interest acquired in SOSP. The deferred income tax liability arises from the difference between the fair value of the acquired assets and liabilities assumed, and their tax basis.
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership
Prior to the Sunrise Acquisition, Cenovus’s 50 percent interest in SOSP was jointly controlled with BP Canada and met the definition of a joint operation under IFRS 11; therefore, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Sunrise Acquisition, Cenovus controls SOSP, as defined under IFRS 10 and, accordingly SOSP has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss). The acquisition-date fair value of the previously held interest was estimated to be $1.6 billion. The net carrying value of the SOSP assets was $960 million, including previously recorded goodwill (see Note 24). As a result, Cenovus recognized a non-cash revaluation gain of $599 million ($457 million, after-tax) on the re-measurement of its existing interest in SOSP to fair value.
v) Revenue and Profit Contribution
The acquired business contributed revenues of $599 million and net earnings of $nil for the period from August 31, 2022, to December 31, 2022. If the closing of the Sunrise Acquisition had occurred on January 1, 2022, Cenovus’s consolidated pro forma revenues and net earnings for the year ended December 31, 2022, would have been $67.8 billion and $6.6 billion, respectively. These amounts have been calculated using results from the acquired business, adjusting them for:
•Additional DD&A that would have been charged assuming the fair value adjustments to PP&E had applied from January 1, 2022.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2022.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would have been obtained if the Sunrise Acquisition had actually occurred on January 1, 2022.
B) BP-Husky Refining LLC
On August 8, 2022, Cenovus announced an agreement with BP to purchase the remaining 50 percent interest in Toledo (the “Toledo Acquisition”). After closing the transaction, Cenovus will operate the Toledo Refinery. Total consideration for the transaction includes US$300 million in cash plus the value of inventory. The Toledo Acquisition will be accounted for using the acquisition method pursuant to IFRS 3. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The refinery remains shut down in a safe state. The acquisition is expected to close at the end of February 2023.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
C) Husky Energy Inc.
On January 1, 2021, Cenovus and Husky closed the Arrangement. The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	January 1, 2021
Consideration
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Other	17
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	6,883

Identifiable Assets Acquired and Liabilities Assumed
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,307
Inventories	1,133
Exploration and Evaluation Assets	45
Property, Plant and Equipment	13,296
Right-of-Use Assets	1,132
Long-Term Income Tax Receivable	66
Other Assets	230
Investment in Equity-Accounted Affiliates	363
Deferred Income Tax Assets, Net	1,062
Accounts Payable and Accrued Liabilities	(2,283)
Income Tax Payable	(94)
Short-Term Borrowings	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,441)
Decommissioning Liabilities	(2,697)
Other Liabilities	(782)
Total Identifiable Net Assets	5,594
Goodwill	1,289
Goodwill of $1.3 billion was attributable to the Lloydminster thermal assets of $651 million; the Sunrise asset of $550 million; and the Tucker asset of $88 million, within the Oil Sands segment.
D) Terra Nova
On September 8, 2021, the Company acquired an additional working    interest of 21 percent of the Terra Nova field in Atlantic Canada. Cenovus’s working interest in the joint operation is now 34 percent. The total consideration paid was $3 million, net of closing adjustments, and the effective date of the transaction was April 1, 2021. The additional working interest acquired was accounted for as an asset acquisition. Cenovus acquired cash of $78 million and PP&E of $84 million, and assumed decommissioning liabilities of     $159 million.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

6. GENERAL AND ADMINISTRATIVE

For the years ended December 31,	2022	2021	2020
Salaries and Benefits	204	264	145
Administrative and Other	297	225	102
Stock-Based Compensation Expense (Recovery) (Note 34)	373	159	49
Other Incentive Benefits Expense (Recovery)	(9)	201	(4)
	865	849	292

7. FINANCE COSTS

For the years ended December 31,	2022	2021	2020
Interest Expense – Short-Term Borrowings and Long-Term Debt	478	557	392
Net Premium (Discount) on Redemption of Long-Term Debt (1)	(29)	121	(25)
Interest Expense – Lease Liabilities (Note 27)	163	171	87
Unwinding of Discount on Decommissioning Liabilities (Note 29)	176	199	57
Other	37	34	25
	825	1,082	536
Capitalized Interest	(5)	—	—
	820	1,082	536
(1)     Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

8. INTEGRATION AND TRANSACTION COSTS
Arrangement integration costs of $90 million were recognized in net earnings (loss) for the year ended December 31, 2022 (2021 – $349 million; 2020 – $29 million).
Transaction costs of $16 million were recognized in net earnings (loss) for the year ended December 31, 2022, associated with the Sunrise Acquisition and the pending Toledo Acquisition.

9. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2022	2021	2020
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	365	(230)	(194)
Other	—	(82)	63
Unrealized Foreign Exchange (Gain) Loss	365	(312)	(131)
Realized Foreign Exchange (Gain) Loss	(22)	138	(50)
	343	(174)	(181)

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

10. DIVESTITURES
A) 2022 Divestitures
On January 31, 2022, the Company closed the sale of its Tucker asset in its Oil Sands segment for net proceeds of $730 million and recorded a before-tax gain of $165 million (after-tax gain – $126 million).
On February 28, 2022, the Company closed the sale of its Wembley assets in its Conventional segment for net proceeds of $221 million and recorded a before-tax gain of $76 million (after-tax gain – $58 million).
In September 2021, the Company entered into an agreement with a partner in the White Rose project in the Atlantic region that would transfer 12.5 percent of Cenovus’s working interest in the White Rose field and the satellite extensions, subject to certain closing conditions. On May 31, 2022, the final closing conditions were satisfied, which included the approval of the West White Rose project restarting. Cenovus paid $50 million associated with transferring the Company’s working interest, resulting in a before-tax gain of $62 million (after-tax gain – $47 million).
On June 8, 2022, the Company sold its investment in Headwater Exploration Inc. (“Headwater”) for proceeds of $110 million, with no gain or loss recognized as the investment was recorded at fair value prior to the sale.
On September 13, 2022, the Company closed the sales of 337 gas stations in the historic retail fuels business, located across Western Canada and Ontario, for net cash proceeds of $404 million and recorded a before-tax loss of $74 million (after-tax loss – $56 million).
B) 2021 Divestitures
Effective May 1, 2021, the Company closed the sale of its GORR in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million).
The Company sold Conventional segment assets in the Kaybob area in July 2021 and assets in the East Clearwater area in August 2021 for combined gross proceeds of approximately $82 million. A before-tax gain of $17 million (after-tax gain – $13 million) was recorded on the dispositions.
In 2020, as part of the sale of the Marten Hills assets, the Company received 50 million common shares of Headwater. On October 14, 2021, the Company sold 50 million common shares of Headwater for gross proceeds of $228 million and recorded a before-tax gain of $116 million (after-tax gain – $99 million).
C) 2020 Divestitures
On December 2, 2020, the Company sold its Marten Hills assets in northern Alberta to Headwater for total consideration of $138 million, excluding the retained GORR. A before-tax gain of $79 million was recorded on the sale (after-tax gain – $65 million). Total consideration was $33 million in cash, 50 million common shares valued at $97 million and 15 million share purchase warrants valued at $8 million at the date of close.

11. IMPAIRMENT CHARGES AND REVERSALS
At each reporting date, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed the recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. Goodwill is tested for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates.
A) Upstream Cash-Generating Units
i) 2022 Impairment Charges and Reversals
The Company tested the CGUs with associated goodwill for impairment as at December 31, 2022, and there were no impairments. The Company also tested the Sunrise CGU for impairment due to a decline in near-term forward prices between the date of the Sunrise Acquisition and December 31, 2022. The recoverable amount of the Sunrise CGU was in excess of its carrying amount and no impairment was recorded.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs that were tested for impairment are approximated using FVLCOD. Key assumptions used to estimate the present value of future net cash flows from reserves include forward prices and costs, consistent with Cenovus’s IQREs, as well as costs to develop and the discount rates. Fair values for producing properties are calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2022. All reserves are evaluated as at December 31, 2022, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2022, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2023	2024	2025	2026	2027	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	80.33	78.50	76.95	77.61	79.16	2.00%
Western Canadian Select (C$/barrel)	76.54	77.75	77.55	80.07	81.89	2.00%
Condensate at Edmonton (C$/barrel)	106.22	101.35	98.94	100.19	101.74	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	4.23	4.40	4.21	4.27	4.34	2.00%
(1)      Assumes natural gas heating value of one million British thermal units per thousand cubic feet (“Mcf”).
Discount Rates
Discounted future cash flows are determined by applying a discount rate between 14 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
For the Sunrise CGU, a one percent increase in the discount rate would result in an impairment of $69 million and a five percent decrease in forward price estimates would result in an impairment of $226 million. A one percent increase in the discount rate or a five percent decrease in forward price estimates would not impact the result of the impairment tests performed on CGUs with associated goodwill.
ii) 2021 Impairment Charges and Reversals
As at December 31, 2021, there was no impairment of the Company’s upstream CGUs or goodwill. As at December 31, 2021, there were indicators of impairment reversals for the Company’s upstream CGUs due to an increase in forward commodity prices. An assessment was performed and indicated the recoverable amount was greater than the carrying value.
As at December 31, 2021, the recoverable amount of the Clearwater, Elmworth-Wapiti and Kaybob-Edson CGUs was estimated to be $2.0 billion. In 2020, the Company recorded a total impairment charge of $555 million in the Conventional segment due to a decline in forward commodity prices and changes in future development plans. As at December 31, 2021, the Company reversed the full amount of impairment losses of $378 million, net of dispositions and the DD&A that would have been recorded had no impairment been recorded. The reversal was primarily due to improved forward commodity prices.
The following table summarizes impairment reversals recorded in 2021 and estimated recoverable amounts as at December 31, 2021, by CGU:

	Reversal of Impairment	Recoverable Amount
Clearwater	145	427
Elmworth-Wapiti	115	747
Kaybob-Edson	118	837

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves included forward prices and costs, consistent with Cenovus’s IQREs, costs to develop and the discount rates. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2021. All reserves were evaluated as at December 31, 2021, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2021, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2022	2023	2024	2025	2026	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	72.83	68.78	66.76	68.09	69.45	2.00%
Western Canadian Select (C$/barrel)	74.43	69.17	66.54	67.87	69.23	2.00%
Edmonton C5+ (C$/barrel)	91.85	85.53	82.98	84.63	86.33	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	3.56	3.20	3.05	3.10	3.17	2.00%
(1)      Assumes natural gas heating value of one million British thermal units per thousand cubic feet ("Mcf").
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
A one percent increase in the discount rate and a five percent decrease in forward price estimates would have no impact on the amount of impairment reversals recorded in the Clearwater, Elmworth-Wapiti and Kaybob-Edson CGUs at December 31, 2021.
A one percent increase in the discount rate and a five percent decrease in forward price estimates would have no impact on the results of the impairment tests performed on CGUs with associated goodwill.
iii) 2020 Impairment Charges and Reversals
As at March 31, 2020, the Company recorded an impairment loss of $315 million in the Conventional CGU due to a decline in forward crude oil and natural gas prices. As at December 31, 2020, the Company recorded an additional impairment loss of $240 million in the Conventional CGU due to a change in future development plans.
The following table summarizes impairment losses recorded in 2020 and estimated recoverable amounts as at December 31, 2020, by CGU:

	Impairment	Recoverable Amount
Clearwater	260	160
Elmworth-Wapiti	120	259
Kaybob-Edson	175	384
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves included crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at December 31, 2020. All reserves were evaluated as at December 31, 2020, by the Company’s IQREs.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2020, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2021	2022	2023	2024	2025	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	47.17	50.17	53.17	54.97	56.07	2.00%
Western Canadian Select (C$/barrel)	44.63	48.18	52.10	54.10	55.19	2.00%
Edmonton C5+ (C$/barrel)	59.24	63.19	67.34	69.77	71.18	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	2.88	2.80	2.71	2.75	2.80	2.00%
(1)      Assumes gas heating value of one million British thermal units per Mcf.
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated impairment amount used in the impairment testing completed as at December 31, 2020, for the following CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	7	(7)	(68)	128
Elmworth-Wapiti	10	(10)	(71)	126
Kaybob-Edson	17	(19)	(71)	140
A one percent increase in the discount rate and a five percent decrease in forward price estimates would have no impact on the results of the impairment tests performed on CGUs with associated goodwill.
B) Downstream Cash-Generating Units
i) 2022 Impairment Charges and Reversals
As at December 31, 2022, the Company identified indicators of impairment for the Toledo CGU due to the pending acquisition of the remaining 50 percent from BP and a fire at the Toledo Refinery, and for the Superior CGU with the commissioning of the asset in preparation for restart. The total carrying amount of the Toledo and Superior CGUs was greater than the recoverable amount. An impairment charge of $1.5 billion was recorded as additional DD&A in the U.S. Manufacturing segment.
As at December 31, 2022, there were also indicators of impairment reversals for the Company’s Borger, Wood River and Lima CGUs due to an increase in forward crack spreads, resulting in higher margins for refined products. An assessment was performed that indicated the recoverable amount was greater than the carrying value of the associated CGUs. As at December 31, 2022, the Company reversed impairment charges of $1.2 billion, net of DD&A that would have been recorded had no impairment been recorded.
As at December 31, 2022, the aggregate recoverable amount of the U.S. Manufacturing CGUs was estimated to be $5.4 billion.
Key Assumptions
The recoverable amount (Level 3) of the U.S. Manufacturing CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates. Forward crack spreads are based on an average of third-party consultant forecasts.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2022, the forward prices used to determine future cash flows were:

(US$/barrel)	2023	2024	2025	2026	2027
West Texas Intermediate	80.33	78.50	76.95	77.61	79.16
Differential WTI-WTS	(0.56)	(0.56)	(0.56)	(0.56)	(0.56)
Differential WTI-WCS	(23.32)	(19.09)	(17.42)	(15.87)	(15.74)
Chicago 3-2-1 Crack Spreads (WTI)	29.37	24.10	22.12	21.70	21.67
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to the year 2032.
Discount Rates
Discounted future cash flows were determined by applying a discount rate of between 15 percent to 18 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward crude oil and crack spreads would have on the net impairment amount recorded as at December 31, 2022, for the U.S. Manufacturing segment CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
U.S. Manufacturing	69	(65)	(268)	268

	Increase (Decrease) to Impairment Reversal Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
U.S. Manufacturing	(72)	14	168	(342)
ii) 2021 Impairment Charges and Reversals
As at December 31, 2021, lower forward pricing that would result in lower margins for refined products was identified as an indicator of impairment for the Borger, Wood River, Lima and Toledo CGUs. As at December 31, 2021, the total carrying amounts of the Borger, Wood River and Lima CGUs were greater than the recoverable amount of $2.5 billion. An impairment charge of $1.9 billion was recorded as additional DD&A in the U.S. Manufacturing segment. As at December 31, 2021, there was no impairment of the Toledo CGU.
Key Assumptions
The recoverable amount (Level 3) of the Borger, Wood River and Lima CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates. Forward crack spreads were based on an average of third-party consultant forecasts.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2021, the forward prices used to determine future cash flows were:

	2022 to 2023		2024 to 2026
(US$/barrel)	Low	High	Low	High
West Texas Intermediate	68.78	72.83	66.76	69.45
Differential WTI-WTS	—	0.01	(0.06)	(0.06)
Differential WTI-WCS	13.54	13.67	13.75	14.30
Chicago 3-2-1 Crack Spreads (WTI)	14.87	18.44	14.68	16.81
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2037.
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 10 percent to 12 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward crude oil and crack spreads would have had on the calculated recoverable amounts used in the impairment testing completed as at December 31, 2021, for the following CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger, Wood River and Lima	251	(283)	(990)	996
iii) 2020 Impairment Charges and Reversals
As at September 30, 2020, the recovery in demand for refined products from the impact of the novel coronavirus lagged expectations and resulted in higher than anticipated inventory levels. These factors, along with low market crack spreads and crude oil processing runs for North American refineries, were identified as indicators of impairment for the Wood River and Borger CGUs. As at September 30, 2020, the carrying amount of the Borger CGU was greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the U.S. Manufacturing segment. The recoverable amount of the Borger CGU was estimated at $692 million. As at September 30, 2020, no impairment of the Wood River CGU was identified.
Key Assumptions
The recoverable amount (Level 3) of the Borger CGU was determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs, terminal values and the discount rate. Forward crack spreads were based on third-party consultant average forecasts.
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at September 30, 2020, the forward prices used to determine future cash flows were:

	2021 to 2022		2023 to 2025
(US$/barrel)	Low	High	Low	High
West Texas Intermediate	36.36	50.84	49.66	58.74
Differential WTI-WTS	0.37	1.73	1.21	1.81
Group 3 3-2-1 Crack Spreads (WTI)	11.56	13.23	11.79	16.58
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2035.
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 10 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at September 30, 2020, for the following CGU:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger	89	(110)	(348)	342

12. OTHER INCOME (LOSS), NET
For the year ended December 31, 2022, the Company recorded insurance proceeds related to the 2018 incidents at the Superior Refinery and in the Atlantic region of $328 million (2021 – $120 million; 2020 – $nil).
For the year ended December 31, 2022, funding of $65 million (2021 – $42 million; 2020 – $nil) was received under the Government of Alberta’s Site Rehabilitation Program which provides qualifying entities funding to abandon and reclaim oil and gas sites.

13. INCOME TAXES
A) Income Tax Expense (Recovery)

For the years ended December 31,	2022	2021	2020
Current Tax
Canada	1,252	104	(14)
United States	104	—	1
Asia Pacific	262	171	—
Other International	21	1	—
Total Current Tax Expense (Recovery)	1,639	276	(13)
Deferred Tax Expense (Recovery)	642	452	(838)
	2,281	728	(851)
For the year ended December 31, 2022, the Company recorded a current tax expense related to operations in all jurisdictions that Cenovus operates. The increase is due to higher earnings compared to 2021 and the tax deductions available to calculate taxable income and losses available to offset that taxable income.
In 2021, the Company recorded a current tax expense primarily related to taxable income arising in Canada and Asia Pacific. The increase is due to Asia Pacific operations acquired in the Arrangement and higher earnings compared to 2020. In 2021, the Company recorded a $217 million deferred tax expense due to a limitation in the availability of certain U.S. tax attributes. In addition, the Company recorded a deferred tax expense of $106 million due to a rate change associated with provincial allocations.
In 2020, a deferred tax recovery was recorded due to an impairment of the Borger CGU, impairments in the Conventional segment and current period operating losses that will be carried forward, excluding unrealized foreign exchange gains and losses on long-term debt. In 2020, the Government of Alberta accelerated the reduction in the provincial corporate tax rate from 12 percent to eight percent.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2022	2021	2020
Earnings (Loss) From Operations Before Income Tax	8,731	1,315	(3,230)
Canadian Statutory Rate	23.7%	23.7%	24.0%
Expected Income Tax Expense (Recovery) From Operations	2,069	312	(775)
Effect on Taxes Resulting From:
Statutory and Other Rate Differences	17	3	19
Non-Taxable Capital (Gains) Losses	84	63	(42)
Non-Recognition of Capital (Gains) Losses	84	27	(42)
Adjustments Arising From Prior Year Tax Filings	15	(5)	(8)
U.S. Tax Attribute Limitation	—	217	—
Impact of Rate Changes	—	106	(7)
Other	12	5	4
Total Tax Expense (Recovery) From Operations	2,281	728	(851)
Effective Tax Rate	26.1%	55.4%	26.3%
B) Deferred Income Tax Assets and Liabilities
For the year ended December 31, 2022, deferred income tax liabilities of $486 million were recognized on the Sunrise Acquisition. The deferred income tax liability arises from the difference between the fair value of the assets acquired and the liabilities assumed, and their tax basis.
On January 1, 2021, as part of the Arrangement, the Company recorded net deferred tax assets of $1.1 billion. The net deferred tax assets consisted of $1.1 billion related to the Company’s operations in the Canadian jurisdiction, $359 million related to U.S. operations, offset by a deferred tax liability of $444 million related to Asia Pacific activities. The Canadian deferred tax asset has been offset against the Canadian deferred tax liability.
The breakdown of deferred income tax liabilities and deferred income tax assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

For the years ended December 31,	2022	2021
Deferred Income Tax Liabilities
Deferred Income Tax Liabilities to be Settled Within Twelve Months	55	—
Deferred Income Tax Liabilities to be Settled After More Than Twelve Months	4,460	4,046
	4,515	4,046
Deferred Income Tax Assets
Deferred Income Tax Assets to be Settled Within Twelve Months	(31)	(556)
Deferred Income Tax Assets to be Settled After More Than Twelve Months	(747)	(898)
	(778)	(1,454)
Net Deferred Income Tax Liability	3,737	2,592
The deferred income tax assets and liabilities to be settled within twelve months represents Management’s estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.
The movement in deferred income tax liabilities and assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is:

Deferred Income Tax Liabilities	PP&E	Risk Management	Other	Total
As at December 31, 2020	4,124	—	22	4,146
Charged (Credited) to Earnings	(234)	—	75	(159)
Charged (Credited) to Husky Purchase Price Allocation	59	—	—	59
As at December 31, 2021	3,949	—	97	4,046
Charged (Credited) to Earnings	25	11	(53)	(17)
Charged (Credited) to Sunrise Purchase Price Allocation	486	—	—	486
As at December 31, 2022	4,460	11	44	4,515

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

Deferred Income Tax Assets	Unused Tax Losses	Risk Management	Other	Total
As at December 31, 2020	(659)	(13)	(276)	(948)
Charged (Credited) to Earnings	668	1	(58)	611
Charged (Credited) to Husky Purchase Price Allocation	(656)	1	(466)	(1,121)
Charged (Credited) to Other Comprehensive Income	(8)	—	12	4
As at December 31, 2021	(655)	(11)	(788)	(1,454)
Charged (Credited) to Earnings	490	11	158	659
Charged (Credited) to Sunrise Purchase Price Allocation	—	—	—	—
Charged (Credited) to Other Comprehensive Income	9	—	8	17
As at December 31, 2022	(156)	—	(622)	(778)

Net Deferred Income Tax Liabilities	Total
As at December 31, 2020	3,198
Charged (Credited) to Earnings	452
Charged (Credited) to Husky Purchase Price Allocation	(1,062)
Charged (Credited) to Other Comprehensive Income	4
As at December 31, 2021	2,592
Charged (Credited) to Earnings	642
Charged (Credited) to Sunrise Purchase Price Allocation	486
Charged (Credited) to Other Comprehensive Income	17
As at December 31, 2022	3,737
The deferred income tax asset of $546 million (2021 – $694 million) represents net deductible temporary differences in the U.S. jurisdiction which has been fully recognized, as the probability of realization is expected due to forecasted taxable income. No deferred tax liability has been recognized as at December 31, 2022 and 2021 on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.
C) Tax Pools
The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2022	2021
Canada	8,505	11,167
United States	6,477	5,915
Asia Pacific	457	600
	15,439	17,682
As at December 31, 2022, the above tax pools included $115 million (December 31, 2021 – $1.5 billion) of Canadian federal non-capital losses and $468 million (December 31, 2021 – $775 million) of U.S. net operating losses. These losses expire no earlier than 2035.
As at December 31, 2022, the Company had Canadian net capital losses totaling $28 million (December 31, 2021 – $102 million), which are available for carry forward to reduce future capital gains. The Company has not recognized $504 million (December 31, 2021 – $102 million) of net capital losses associated with unrealized foreign exchange losses on its U.S. denominated debt.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

14. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the years ended December 31,	2022	2021	2020
Net Earnings (Loss)	6,450	587	(2,379)
Effect of Cumulative Dividends on Preferred Shares	(35)	(34)	—
Net Earnings (Loss) – Basic and Diluted	6,415	553	(2,379)

Basic – Weighted Average Number of Shares	1,951.3	2,016.2	1,228.9
Dilutive Effect of Warrants	44.8	27.6	—
Dilutive Effect of Net Settlement Rights	10.0	1.3	—
Diluted – Weighted Average Number of Shares	2,006.1	2,045.1	1,228.9

Net Earnings (Loss) Per Common Share – Basic ($)	3.29	0.27	(1.94)
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	3.20	0.27	(1.94)
(1)For the year ended December 31, 2022, net earnings of $52 million (2021 – $22 million; 2020 – $nil) and common shares of 1.6 million (2021 – 1.9 million; 2020 – nil) related to the assumed exercise of the Cenovus replacement stock options, were excluded from the calculation of dilutive net earnings (loss) per share. For further information on the Company’s stock-based compensation plans, see Note 34.
(2)For the year ended December 31, 2021 and December 31, 2020, NSRs of 18 million and 31 million, respectively, were excluded from the calculation of diluted weighted average number of shares as their effect would have been anti-dilutive or their exercise prices exceeded the market price of Cenovus’s common shares.
B) Common Share Dividends

	2022		2021		2020
For the years ended December 31,	Per Share	Amount	Per Share	Amount	Per Share	Amount
Base Dividends	0.350	682	0.088	176	0.063	77
Variable Dividends	0.114	219	—	—	—	—
Total Common Share Dividends Declared and Paid	0.464	901	0.088	176	0.063	77
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 15, 2023, the Company’s Board of Directors declared a first quarter base dividend of $0.105 per common share, payable on March 31, 2023, to common shareholders of record as at March 15, 2023.
C) Preferred Share Dividends

For the years ended December 31,	2022	2021
Series 1 First Preferred Shares	7	7
Series 2 First Preferred Shares	1	1
Series 3 First Preferred Shares	12	12
Series 5 First Preferred Shares	9	9
Series 7 First Preferred Shares	6	5
Total Preferred Share Dividends Declared	35	34
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On January 3, 2023, the Company paid dividends on Cenovus’s preferred shares as declared on November 1, 2022.
On February 15, 2023, the Company’s Board of Directors declared first quarter dividends for Cenovus’s preferred shares, payable on March 31, 2023, in the amount of $9 million, to preferred shareholders of record as at March 15, 2023.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

15. CASH AND CASH EQUIVALENTS

As at December 31,	2022	2021
Cash	3,195	2,366
Short-Term Investments	1,329	507
	4,524	2,873

16. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2022	2021
Trade and Accruals	2,962	2,548
Prepaids and Deposits	402	486
Partner Advances	—	371
Joint Operations Receivables	51	225
Other (1)	58	240
	3,473	3,870
(1)As at December 31, 2022, includes insurance proceeds receivable of $nil related to the 2018 Superior Refinery incident (December 31, 2021 – $135 million).

17. INVENTORIES

As at December 31,	2022	2021
Product
Crude Oil	2,424	2,060
Diluent	366	515
Natural Gas and NGLs	50	33
Refined Products	1,169	1,043
Total Product	4,009	3,651
Parts and Supplies	303	268
	4,312	3,919
For the year ended December 31, 2022, approximately $49 billion of produced and purchased inventory was recorded as an expense (2021 – approximately $34 billion).

18. ASSETS HELD FOR SALE
The Company had the following assets held for sale as at December 31, 2021, that were sold in 2022 (see Note 10):

	PP&E	ROU Assets	Goodwill	Lease Liabilities	Decommissioning Liabilities
Retail Gas Stations	498	54	—	(58)	(86)
Tucker	505	—	88	—	(33)
Wembley	159	—	—	—	(9)
	1,162	54	88	(58)	(128)

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

19. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2020	623
Acquisitions (Note 5)	45
Additions	55
Write-downs	(9)
Change in Decommissioning Liabilities	6
As at December 31, 2021	720
Additions	37
Write-downs	(64)
Change in Decommissioning Liabilities	(12)
Exchange Rate Movements and Other (1)	4
As at December 31, 2022	685
(1)Immediately prior to the Sunrise Acquisition, Bay du Nord had a carrying value of $nil. The Company re-measured its interest in Bay du Nord to $40 million and recognized a revaluation gain of $40 million.
For the year ended December 31, 2022, $2 million and $62 million of previously capitalized E&E costs were written off as exploration expense in the Oil Sands segment and Offshore segment, respectively (2021 – $9 million in the Oil Sands segment), as the carrying value was not considered to be recoverable.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

20. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Other Assets (1)	Total
COST
As at December 31, 2020	29,867	218	5,671	1,290	37,046
Acquisitions (Note 5)	8,633	—	3,901	846	13,380
Additions	1,368	9	1,023	115	2,515
Change in Decommissioning Liabilities	(63)	1	40	24	2
Divestitures (Note 10)	(630)	—	—	—	(630)
Transfers to Assets Held for Sale (Note 18)	(754)	—	—	(522)	(1,276)
Exchange Rate Movements and Other	22	—	(140)	(18)	(136)
As at December 31, 2021	38,443	228	10,495	1,735	50,901
Acquisitions (Note 5) (2)	3,230	—	—	—	3,230
Additions	2,409	11	1,143	108	3,671
Change in Decommissioning Liabilities	(186)	(6)	(29)	(32)	(253)
Divestitures (Note 5) (2)	(557)	—	—	—	(557)
Exchange Rate Movements and Other	189	21	523	14	747
As at December 31, 2022	43,528	254	12,132	1,825	57,739

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2020	8,361	42	2,195	1,037	11,635
Depreciation, Depletion and Amortization	3,335	10	526	128	3,999
Impairment Charges (Note 11)	—	—	1,931	—	1,931
Impairment Reversals (Note 11)	(378)	—	—	—	(378)
Divestitures (Note 10)	(377)	—	—	—	(377)
Transfers to Assets Held for Sale (Note 18)	(90)	—	—	(24)	(114)
Exchange Rate Movements and Other	61	1	(80)	(2)	(20)
As at December 31, 2021	10,912	53	4,572	1,139	16,676
Depreciation, Depletion and Amortization (3)	3,461	37	466	103	4,067
Impairment Charges (Note 11)	—	—	1,499	—	1,499
Impairment Reversals (Note 11)	—	—	(1,233)	—	(1,233)
Divestitures (Note 5) (2)	(84)	—	—	—	(84)
Exchange Rate Movements and Other	13	16	243	43	315
As at December 31, 2022	14,302	106	5,547	1,285	21,240

CARRYING VALUE
As at December 31, 2020	21,506	176	3,476	253	25,411
As at December 31, 2021	27,531	175	5,923	596	34,225
As at December 31, 2022	29,226	148	6,585	540	36,499
(1)Includes assets within the commercial and retail fuels businesses, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at August 31, 2022, the carrying value of the pre-existing interest in SOSP’s PP&E was $454 million.
(3)DD&A includes asset write-downs of $26 million in the Offshore segment and $25 million in the Canadian Manufacturing segment.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Assets Under Construction
PP&E includes the following amounts in respect of assets under construction and are not subject to DD&A:

As at December 31,	2022	2021
Development and Production	2,142	2,415
Downstream	137	943
	2,279	3,358

21. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Other Assets (2)	Total
COST
As at December 31, 2020	495	977	15	15	1,502
Acquisitions (Note 5)	99	765	138	130	1,132
Additions	4	96	7	3	110
Modifications	1	20	1	—	22
Re-measurements	(2)	1	—	(3)	(4)
Transfers to Assets Held for Sale (Note 18)	—	—	—	(78)	(78)
Exchange Rate Movements and Other	(5)	(18)	—	(5)	(28)
As at December 31, 2021	592	1,841	161	62	2,656
Additions	—	22	1	2	25
Modifications	9	69	3	2	83
Re-measurements	1	3	2	1	7
Terminations	(1)	(6)	(2)	(1)	(10)
Exchange Rate Movements and Other	(2)	(89)	9	8	(74)
As at December 31, 2022	599	1,840	174	74	2,687

ACCUMULATED DEPRECIATION
As at December 31, 2020	58	293	5	7	363
Depreciation	38	239	23	23	323
Impairment Charges (Note 11)	—	5	5	1	11
Terminations	—	(3)	—	—	(3)
Transfers to Assets Held for Sale (Note 18)	—	—	—	(24)	(24)
Exchange Rate Movements and Other	(4)	(14)	—	(6)	(24)
As at December 31, 2021	92	520	33	1	646
Depreciation	36	226	21	14	297
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	(1)	(95)	4	(3)	(95)
As at December 31, 2022	127	645	58	12	842

CARRYING VALUE
As at December 31, 2020	437	684	10	8	1,139
As at December 31, 2021	500	1,321	128	61	2,010
As at December 31, 2022	472	1,195	116	62	1,845
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets within the commercial fuels business, fleet vehicles and other equipment.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

22. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. The Company also has the following joint operations held in separate entities in the U.S. Manufacturing segment.
BP-Husky Refining LLC
Cenovus holds a 50 percent interest in the Toledo Refinery with BP. BP is the operator of the refinery in Ohio and holds the remaining 50 percent interest. On August 8, 2022, Cenovus announced an agreement with BP to purchase the remaining 50 percent interest. See Note 5 for further details.
WRB Refining LP
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas and NGLs in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

For the years ended December 31,	2022	2021
Revenue	383	439
Expenses	350	395
Net Earnings (Loss)	33	44
Balance Sheet

As at December 31,	2022	2021
Current Assets (1)	247	167
Non-Current Assets	1,926	1,433
Current Liabilities	160	62
Non-Current Liabilities	1,293	896
Net Assets	720	642
(1)Includes cash and cash equivalents of $64 million (December 31, 2021 – $46 million).
For the year ended December 31, 2022, the Company’s share of income from the equity-accounted affiliate was $23 million (2021 – $47 million). As at December 31, 2022, the carrying amount of the Company’s share of net assets was $365 million (December 31, 2021 – $311 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the year ended December 31, 2022, the Company received $42 million of distributions from HCML (2021 – $100 million) and paid $54 million in contributions (2021 – $18 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Ltd. holding a 49 percent interest and CK Infrastructure Holdings Ltd. holding a 16 percent interest in HMLP.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
For the year ended December 31, 2022, HMLP had net earnings of $190 million (2021 – $134 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds of HMLP. For the year ended December 31, 2022, the Company did not record its share of pre-tax loss relating to HMLP of $23 million (2021 – loss of $22 million). The carrying value was $nil at December 31, 2022 and December 31, 2021.
As at December 31, 2022, the Company had $28 million in cumulative unrecognized losses and OCI, net of tax (December 31, 2021 – $17 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the year ended December 31, 2022, the Company received $23 million of distributions from HMLP (2021 – $37 million) and paid $31 million in contributions (2021 – $32 million) to HMLP. The net amount of the distributions received and contributions paid are recorded in earnings from equity-accounted affiliates.

23. OTHER ASSETS

As at December 31,	2022	2021
Intangible Assets (1)	19	78
Private Equity Investments (Note 37)	55	53
Other Equity Investments	—	77
Net Investment in Finance Leases	62	60
Long-Term Receivables and Prepaids	120	77
Precious Metals	86	85
Other	—	1
	342	431
(1)    For the twelve months ended December 31, 2022, $49 million of previously capitalized intangible asset costs were written off as DD&A in the Oil Sands segment as the carrying value was not considered to be recoverable.
In December 2021, all of the outstanding share purchase warrants received in the sale of the Company's Marten Hills assets to Headwater were exercised for a total cost of $30 million. At December 31, 2021, the fair value of the Headwater investment was $77 million, included in other equity investments above. The investment was carried at FVTPL.
On June 8, 2022, the Company sold its investment in Headwater for proceeds of $110 million.

24. GOODWILL

	2022	2021
Carrying Value, Beginning of Year	3,473	2,272
Goodwill Recognized (Note 5)	—	1,289
Goodwill Disposed of or Reclassified to Assets Held for Sale (Note 5 and Note 18)	(550)	(88)
Carrying Value, End of Year	2,923	3,473
The carrying amount of goodwill is allocated to the following CGUs:

As at December 31,	2022	2021
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	651	651
Sunrise (Note 5)	—	550
	2,923	3,473
For the purposes of impairment testing, goodwill is allocated to the CGUs to which it relates. The assumptions used to test Cenovus's goodwill for impairment as at December 31, 2022, are consistent with those disclosed in Note 11. There was no impairment of goodwill as at December 31, 2022 (December 31, 2021 – $nil).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2022	2021
Accruals	3,412	2,722
Trade	2,331	2,554
Interest	80	128
Partner Advances	—	371
Employee Long-Term Incentives	162	317
Joint Operations Payable	66	28
Risk Management	39	116
Provisions for Onerous and Unfavourable Contracts	25	31
Other	9	86
	6,124	6,353

26. DEBT AND CAPITAL STRUCTURE
For the year ended December 31, 2022, the weighted average interest rate on outstanding debt, including the Company’s proportionate share of short-term borrowings was 4.7 percent (December 31, 2021 – 4.6 percent).
A) Short-Term Borrowings

As at December 31,	Notes	2022	2021
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	115	79
Total Debt Principal		115	79
i) Uncommitted Demand Facilities
As at December 31, 2022, and December 31, 2021, the Company had uncommitted demand facilities of $1.9 billion in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2022, there were outstanding letters of credit aggregating to $490 million (December 31, 2021 – $565 million) and no direct borrowings.
As at December 31, 2021, SOSP had an uncommitted demand credit facility of $10 million (the Company’s proportionate share – $5 million). On November 24, 2022, the Company cancelled the SOSP uncommitted demand credit facility.
ii) WRB Uncommitted Demand Facilities
As at December 31, 2022, WRB had uncommitted demand facilities of US$450 million (the Company’s proportionate share –US$225 million), which may be used to cover short-term working capital requirements (December 31, 2021 – US$300 million (the Company’s proportionate share – US$150 million)). As at December 31, 2022, US$170 million was drawn on these facilities, of which the Company’s proportionate share was US$85 million (C$115 million) (December 31, 2021 – US$125 million of which the Company’s proportionate share was US$63 million (C$79 million)).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
B) Long-Term Debt

As at December 31,	Notes	2022	2021
Committed Credit Facility (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	6,537	9,363
Canadian Dollar Unsecured Notes	ii	2,000	2,750
Total Debt Principal		8,537	12,113
Debt Premiums (Discounts), Net, and Transaction Costs		154	272
Long-Term Debt		8,691	12,385
(1)The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
i) Committed Credit Facility
At the closing of the Arrangement on January 1, 2021, the Company assumed Husky's committed credit facilities of $4.0 billion, with $350 million outstanding. In August 2021, $8.5 billion of committed facilities, which includes those assumed in the Arrangement, were cancelled and replaced with a $6.0 billion committed revolving credit facility.
On November 10, 2022, Cenovus amended its existing committed credit facility to decrease the capacity by $500 million to $5.5 billion and to extend the maturity dates by more than one year. The committed credit facility consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at December 31, 2022, no amounts were drawn on the credit facility (December 31, 2021 – $nil).
ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes
For the year ended December 31, 2022, and December 31, 2021, Cenovus purchased outstanding principal amounts of the following unsecured notes:

	2022	2021
	US$ Principal	US$ Principal
U.S. Dollar Unsecured Notes
3.95% due April 15, 2022	—	500
3.00% due August 15, 2022	—	500
3.80% due September 15, 2023	115	335
4.00% due April 15, 2024	269	481
5.38% due July 15, 2025	533	334
4.25% due April 15, 2027	589	—
4.40% due April 15, 2029	510	—
6.75% due November 15, 2039	455	—
4.45% due September 15, 2042	58	—
5.20% due September 15, 2043	29	—
	2,558	2,150

	C$ Principal	C$ Principal
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025	750	—

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
The principal amounts of the Company’s outstanding unsecured notes are:

	2022		2021
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Unsecured Notes
3.80% due September 15, 2023	—	—	115	146
4.00% due April 15, 2024	—	—	269	341
5.38% due July 15, 2025	133	181	666	844
4.25% due April 15, 2027	373	505	962	1,220
4.40% due April 15, 2029	240	324	750	951
2.65% due January 15, 2032	500	677	500	634
5.25% due June 15, 2037	583	790	583	739
6.80% due September 15, 2037	387	524	387	490
6.75% due November 15, 2039	935	1,267	1,390	1,763
4.45% due September 15, 2042	97	131	155	197
5.20% due September 15, 2043	29	39	58	73
5.40% due June 15, 2047	800	1,083	800	1,014
3.75% due February 15, 2052	750	1,016	750	951
	4,827	6,537	7,385	9,363
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025		—		750
3.60% due March 10, 2027		750		750
3.50% due February 7, 2028		1,250		1,250
		2,000		2,750
Total Unsecured Notes		8,537		12,113
At the closing of the Arrangement on January 1, 2021, the Company assumed Canadian dollar unsecured notes with a fair value of $2.9 billion (notional value – $2.8 billion) and U.S. dollar denominated notes with a fair value of $3.4 billion (notional value – US$2.4 billion or C$3.0 billion). The Company closed a public offering in the U.S. in September 2021, for US$1.25 billion of senior unsecured notes, consisting of US$500 million due on January 15, 2032, and US$750 million due on February 15, 2052.
As at December 31, 2022, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.
C) Mandatory Debt Payments

	U.S. Dollar Unsecured Notes		Canadian Dollar Unsecured Notes	Total
As at December 31, 2022	US$ Principal	C$ Principal Equivalent	C$ Principal	C$ Principal and Equivalent
2023	—	—	—	—
2024	—	—	—	—
2025	133	181	—	181
2026	—	—	—	—
2027	373	505	750	1,255
Thereafter	4,321	5,851	1,250	7,101
	4,827	6,537	2,000	8,537

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
D) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Net Debt to Adjusted Funds Flow was a new metric as at March 31, 2022.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
On October 7, 2021, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in November 2023. Offerings under the base shelf prospectus are subject to market conditions. As at December 31, 2022, US$4.7 billion remained available under Cenovus's base shelf prospectus for permitted offerings.
Net Debt to Adjusted EBITDA

As at December 31,	2022	2021	2020
Short-Term Borrowings	115	79	121
Current Portion of Long-Term Debt	—	—	—
Long-Term Portion of Long-Term Debt	8,691	12,385	7,441
Total Debt	8,806	12,464	7,562
Less: Cash and Cash Equivalents	(4,524)	(2,873)	(378)
Net Debt	4,282	9,591	7,184

Net Earnings (Loss)	6,450	587	(2,379)
Add (Deduct):
Finance Costs	820	1,082	536
Interest Income	(81)	(23)	(9)
Income Tax Expense (Recovery)	2,281	728	(851)
Depreciation, Depletion and Amortization	4,679	5,886	3,464
E&E Asset Write-downs	64	18	91
(Income) Loss From Equity-Accounted Affiliates	(15)	(57)	—
Unrealized (Gain) Loss on Risk Management	(126)	2	56
Foreign Exchange (Gain) Loss, Net	343	(174)	(181)
Revaluation (Gains)	(549)	—	—
Re-measurement of Contingent Payments	162	575	(80)
(Gain) Loss on Divestiture of Assets	(269)	(229)	(81)
Other (Income) Loss, Net	(532)	(309)	40
Adjusted EBITDA (1)	13,227	8,086	606

Net Debt to Adjusted EBITDA	0.3x	1.2x	11.9x
(1)Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Net Debt to Adjusted Funds Flow

As at December 31,	2022	2021	2020
Net Debt	4,282	9,591	7,184

Cash From (Used in) Operating Activities	11,403	5,919	273
(Add) Deduct:
Settlement of Decommissioning Liabilities	(150)	(102)	(42)
Net Change in Non-Cash Working Capital	575	(1,227)	198
Adjusted Funds Flow (1)	10,978	7,248	117

Net Debt to Adjusted Funds Flow	0.4x	1.3x	61.4x
(1)    Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2022	2021	2020
Net Debt	4,282	9,591	7,184
Shareholders’ Equity	27,576	23,596	16,707
Capitalization	31,858	33,187	23,891

Net Debt to Capitalization	13%	29%	30%

27. LEASE LIABILITIES

	2022	2021
Lease Liabilities, Beginning of Year	2,957	1,757
Acquisitions (Note 5)	—	1,441
Additions	25	110
Interest Expense (Note 7)	163	171
Lease Payments	(465)	(471)
Modifications	83	22
Re-measurements	7	(4)
Terminations	(5)	(1)
Transfers to Liabilities Related to Assets Held for Sale (Note 18)	—	(10)
Exchange Rate Movements and Other	71	(58)
Lease Liabilities, End of Year	2,836	2,957
Less: Current Portion	308	272
Long-Term Portion	2,528	2,685
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, commercial fuel assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

28. CONTINGENT PAYMENTS
A) Sunrise Oil Sands Partnership
In connection with the Sunrise Acquisition (see Note 5), Cenovus agreed to make quarterly variable payments from SOSP to BP Canada for up to eight quarters subsequent to August 31, 2022, when the average WCS crude oil price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum cumulative variable payment over the term of the contract is $600 million.
The variable payment will continue to be re-measured at fair value at each reporting date until the earlier of the maximum $600 million in cumulative payments is reached or the eight quarters have lapsed, with changes in fair value recognized in net earnings (loss).
The first quarterly period ended on November 30, 2022. A payment of $92 million was made in January 2023.

Total
As at December 31, 2021	—
Initial Recognition	600
Liabilities Settled or Payable	(92)
Re-measurement (1)	(89)
As at December 31, 2022	419
Less: Current Portion	263
Long-Term Portion	156
(1)     The variable payment is carried at fair value. Changes in fair value are recorded in net earnings (loss).

B) FCCL Partnership
On May 17, 2022, the contingent payment obligation associated with the acquisition of a 50 percent interest in the FCCL Partnership (“FCCL”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) ended. The final payment of $177 million was made in July 2022 (as at December 31, 2021 – $160 million was payable). In connection with the acquisition in 2017 from ConocoPhillips, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years ending May 17, 2022, for quarters in which the average WCS crude oil price exceeded $52.00 per barrel during the quarter. The quarterly payment was $6 million for each dollar that the WCS price exceeded $52.00 per barrel.

	2022	2021
Contingent Payment, Beginning of Year	236	63
Re-measurement (1)	251	575
Liabilities Settled	(487)	(402)
Contingent Payment, End of Year	—	236
(1)     The contingent payment was carried at fair value. Changes in fair value were recorded in net earnings (loss).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

29. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, the commercial fuels facilities and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

	2022	2021
Decommissioning Liabilities, Beginning of Year	3,906	1,248
Liabilities Incurred	22	30
Liabilities Acquired (Note 5) (1)	48	2,856
Liabilities Settled	(215)	(144)
Liabilities Divested (Note 5) (1)	(89)	(140)
Change in Estimated Future Cash Flows	693	(472)
Change in Discount Rates	(980)	450
Unwinding of Discount on Decommissioning Liabilities (Note 7)	176	199
Transfers to Liabilities Related to Assets Held for Sale (Note 18)	—	(128)
Exchange Rate Movements and Other	(2)	7
Decommissioning Liabilities, End of Year	3,559	3,906
(1)     In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at August 31, 2022, the carrying value of the pre-existing interest in SOSP’s decommissioning liabilities was $11 million.
As at December 31, 2022, the undiscounted amount of estimated future cash flows required to settle the obligation is $14 billion (December 31, 2021 – $14 billion). Most of these obligations are not expected to be paid for several years, or decades, and are expected to be funded from general resources at that time. The Company expects to settle approximately $250 million to $300 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates. These obligations have been discounted using a credit-adjusted risk-free rate of 6.1 percent (December 31, 2021 – 4.4 percent) and assumes an inflation rate of two percent (December 31, 2021 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2022, the Company had $209 million in restricted cash (December 31, 2021 – $186 million).
Sensitivities
Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	Sensitivity	2022		2021
As at December 31,	Range	Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(319)	419	(623)	875
Inflation Rate	± one percent	419	(320)	873	(625)

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

30. OTHER LIABILITIES

As at December 31,	2022	2021
Pension and Other Post-Employment Benefit Plan	201	288
Provision for West White Rose Expansion Project (1)	204	259
Provisions for Onerous and Unfavourable Contracts	95	99
Employee Long-Term Incentives	245	74
Drilling Provisions	31	56
Deferred Revenue	45	41
Other (2)	221	112
	1,042	929
(1)     On May 31, 2022, the Company divested of 12.5 percent of its working interest in the White Rose field and satellite extensions reducing the provision by $47 million (see Note 10). Cenovus expects to draw down the provision by $58 million in the next twelve months.
(2)     As at December 31, 2022, other includes a net RVO of $101 million. Gross amounts of the RVO and RINs asset were $1.1 billion and $1.0 billion, respectively.

31. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The Company provides the majority of employees with a defined contribution pension plan. The Company also provides OPEB plans to retirees and sponsors defined benefit pension plans in Canada and the U.S. (together, the “DB Pension Plan”).
The DB Pension Plan provides pension benefits at retirement based on years of service and final average earnings. In Canada, future enrollment is limited to eligible employees who may elect to move from the defined contribution component to the defined benefit component for their future service. In the U.S., the defined benefit pension is closed to new members. The Company’s OPEB plans provides certain retired employees with health care and dental benefits.
The Company is required to file an actuarial valuation of its registered defined benefit pension with regulators on a periodic basis. The most recently filed valuation for the Canadian defined benefit pension plan was dated December 31, 2021, and the next required actuarial valuation will be as at December 31, 2024. The most recently filed valuation for the U.S. defined benefit pension plan was dated January 1, 2022 and the next required actuarial valuation will be as at January 1, 2023.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
A) Defined Benefit and OPEB Plan Obligation and Funded Status
Information related to defined benefit pension and OPEB plans, based on actuarial estimations, is:

	Pension Benefits		OPEB
	2022	2021	2022	2021
Defined Benefit Obligation
Defined Benefit Obligation, Beginning of Year	220	188	225	20
Plan Acquisition Upon the Arrangement (1)	—	41	—	224
Current Service Costs	16	16	8	9
Past Service Costs - Curtailment and Plan Amendments	—	(1)	—	(3)
Interest Costs (2)	7	6	7	6
Benefits Paid	(12)	(17)	(8)	(8)
Plan Participant Contributions	2	2	—	—
Re-measurements:
(Gains) Losses From Experience Adjustments	1	4	(2)	10
(Gains) Losses From Changes in Demographic Assumptions	—	(1)	—	(3)
(Gains) Losses From Changes in Financial Assumptions	(64)	(18)	(57)	(30)
Exchange Rate Movements and Other	2	—	1	—
Defined Benefit Obligation, End of Year	172	220	174	225

Plan Assets
Fair Value of Plan Assets, Beginning of Year	159	117	—	—
Plan Acquisition Upon the Arrangement (1)	—	32	—	—
Employer Contributions	16	9	8	3
Plan Participant Contributions	2	2	—	—
Benefits Paid	(10)	(13)	(8)	(3)
Interest Income (2)	4	3	—	—
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	(26)	9	—	—
Exchange Rate Movements and Other	2	—	—	—
Fair Value of Plan Assets, End of Year	147	159	—	—

Pension and OPEB (Liability) (3)	(25)	(61)	(174)	(225)
(1)The Company acquired Husky’s defined benefit pension and other post-retirement benefit obligations in connection with the Arrangement. See Note 5.
(2)Based on the discount rate of the defined benefit obligation at the beginning of the year.
(3)Liabilities for the DB Pension Plan and OPEB plans are included in other liabilities on the Consolidated Balance Sheets.
The weighted average duration of the defined benefit pension and OPEB obligations are 14 years and 14 years, respectively.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
B) Pension and OPEB Costs

	Pension Benefits			OPEB
As at December 31,	2022	2021	2020	2022	2021	2020
Defined Benefit Plan Cost
Current Service Costs	16	16	13	8	9	1
Past Service Costs - Curtailments and Plan Amendments	—	(1)	—	—	(3)	—
Net Interest Costs	3	3	3	7	6	—
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	26	(9)	(5)	—	—	—
(Gains) Losses From Experience Adjustments	1	4	1	(2)	10	(2)
(Gains) Losses From Changes in Demographic Assumptions	—	(1)	—	—	(3)	—
(Gains) Losses From Changes in Financial Assumptions	(64)	(18)	15	(57)	(30)	1
Defined Benefit Plan Cost (Recovery)	(18)	(6)	27	(44)	(11)	—
Defined Contribution Plan Cost (1)	72	68	22	—	—	—
Total Plan Cost	54	62	49	(44)	(11)	—
(1)    Includes defined contribution and U.S. 401(k) plans.
C) Investment Objectives and Fair Value of Plan Assets
The objective of the asset allocation is to manage the funded status of the DB Pension Plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment and credit rating categories.
The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced as necessary. The Canadian defined benefit pension plan and U.S. defined benefit pension plan are managed independently of each other and, accordingly, the target asset allocation is reflective of their different liability profiles.

2022 Target Allocation (percent)	Canadian Plan	U.S. Plan
Equity Funds	25% - 75%	21% - 51%
Fixed Income Funds	20% - 50%	55% - 74%
Real Estate Funds	—% - 15%	—%
Listed Infrastructure Funds	—% - 10%	—%
Emerging Market Debt Funds	—% - 10%	—%
Cash and Cash Equivalents	—% - 10%	—%
The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
The fair value of the DB Pension Plan assets is:

As at December 31,	2022	2021
Equity Funds	68	77
Fixed Income Funds	50	54
Real Estate Funds	9	9
Listed Infrastructure Funds	7	8
Emerging Market Debt Funds	5	8
Cash and Cash Equivalents	7	2
Non-Invested Assets	1	1
Total Fair Value of DB Pension Plan Assets	147	159
Fair value of the cash and cash equivalents, equity, fixed income and listed infrastructure assets are based on the trading price of the underlying funds (Level 1). The fair value of the real estate funds reflects the appraisal valuation for each property investment (Level 2). The fair value of the non-invested assets is the discounted value of the expected future payments (Level 3).
The DB Pension Plan does not hold any direct investment in Cenovus common shares or preferred shares.
D) Funding
The DB Pension Plan is funded in accordance with applicable pension legislation. Contributions are made to trust funds administered by independent trustees. The Company’s contributions to the DB Pension Plan are based on the most recent actuarial valuations, and direction of the Management Pension Committee and Human Resources and Compensation Committee of the Board of Directors.
Employees participating in the Canadian defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. In the year ended December 31, 2023, the Company expects to contribute $10 million for the DB Pension Plan.
The OPEB plans are funded on an as required basis. In the year ended December 31, 2023, the Company expects to contribute $10 million for the OPEB plans.
E) Actuarial Assumptions and Sensitivities
Actuarial Assumptions
The principal weighted average actuarial assumptions used to determine benefit obligations and expenses are as follows:

	Pension Benefits			OPEB
For the years ended December 31,	2022	2021	2020	2022	2021	2020
Discount Rate	5.12%	2.95%	2.50%	5.13%	2.98%	2.50%
Future Salary Growth Rate	4.05%	4.03%	3.97%	N/A	4.94%	4.94%
Average Longevity (years)	88.4	88.3	88.3	88.4	88.3	88.2
Health Care Cost Trend Rate	N/A	N/A	N/A	5.24%	5.64%	6.00%
Discount rates are based on market yields for high quality corporate debt instruments with maturity terms equivalent to the benefit obligations.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Sensitivities
Of the most significant actuarial assumptions, a change in discount rates and health care costs have the largest potential impact on the obligations for the DB Pension Plan and OPEB plans, with sensitivity to change as follows:

	2022		2021
As at December 31,	Increase	Decrease	Increase	Decrease
One Percent Change:
Discount Rate	(43)	51	(59)	76
Future Salary Growth Rate	3	(3)	4	(4)
Health Care Cost Trend Rate	19	(17)	26	(20)
One Year Change in Assumed Life Expectancy	10	(10)	4	(4)
The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant; however, the changes in some assumptions may be correlated. The same methodologies have been used to calculate the sensitivity of the DB Pension Plan obligation to significant actuarial assumptions as have been applied when calculating the liability for the DB Pension Plan recorded on the Consolidated Balance Sheets.

32. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	2022		2021
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,001,211	17,016	1,228,870	11,040
Issued Under the Arrangement, Net of Issuance Costs (Note 5)	—	—	788,518	6,111
Issued Upon Exercise of Warrants	9,399	93	314	3
Issued Under Stock Option Plans	11,069	170	535	7
Purchase of Common Shares under NCIBs	(112,489)	(959)	(17,026)	(145)
Outstanding, End of Year	1,909,190	16,320	2,001,211	17,016
As at December 31, 2022, there were 43 million (December 31, 2021 – 30 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 4, 2021, the TSX accepted the Company’s implementation of an NCIB to purchase up to 146.5 million common shares between November 9, 2021, and November 8, 2022. On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program (the “2023 NCIB”) to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023.
For the year ended December 31, 2022, the Company purchased and cancelled 112 million common shares (December 31, 2021 – 17 million) through the NCIBs. The shares were purchased at a volume weighted average price of $22.49 per common share (December 31, 2021 – $15.56) for a total of $2.5 billion (December 31, 2021 – $265 million). Paid in surplus was reduced by $1.6 billion (December 31, 2021 – $120 million), representing the excess of the purchase price of the common shares over their average carrying value.
From January 1, 2023, to February 13, 2023, the Company purchased an additional 1.4 million common shares for $36.8 million. As at February 13, 2023, 123.8 million common shares remain available for purchase under the 2023 NCIB.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
D) Issued and Outstanding – Preferred Shares
For the year ended December 31, 2022, there were no preferred shares issued. As at December 31, 2022, there were 36 million preferred shares outstanding (December 31, 2021 – 36 million), with a carrying value of $519 million (December 31, 2021 – $519 million).

As at December 31, 2022	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	Quarterly	5.86%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1)The floating-rate dividend was 1.86 percent from December 31, 2021, to March 30, 2022 (January 1, 2021, to March 30, 2021 – 1.84 percent); 2.35 percent from March 31, 2022, to June 29, 2022 (March 31, 2021, to June 29, 2021 – 1.80 percent); 3.21 percent from June 30, 2022, to September 29, 2022 (June 30, 2021, to September 29, 2021 – 1.84 percent); 5.05 percent from September 30, 2022, to December 30 2022 (September 30, 2021, to December 30, 2021 – 1.92 percent); and 5.86 percent from December 31, 2022, to March 30, 2023.
Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares. On March 31, 2026 and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares will have such option to convert their shares into the other series. On December 31, 2024, and on December 31 every five years thereafter, holders of series 3 and series 4 first preferred shares will have such option to convert their shares into the other series. On March 31, 2025, and on March 31 every five years thereafter, holders of series 5 and series 6 first preferred shares will have such option to convert their shares into the other series. On June 30, 2025, and on June 30 every five years thereafter, holders of series 7 and series 8 first preferred shares will have such option to convert their shares into the other series.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board of Directors. For the series 1, series 3, series 5 and series 7 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent (series 1), 3.13 percent (series 3), 3.57 percent (series 5) and 3.52 percent (series 7). For the series 2, series 4, series 6 and series 8 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent (series 2), 3.13 percent (series 4), 3.57 percent (series 6) and 3.52 percent (series 8).
Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2, series 4, series 6 and series 8 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2022 (December 31, 2021 – nil).
E) Issued and Outstanding – Warrants

	2022		2021
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	65,119	215	—	—
Issued Under the Arrangement (Note 5)	—	—	65,433	216
Exercised	(9,399)	(31)	(314)	(1)
Outstanding, End of Year	55,720	184	65,119	215
The exercise price of the Cenovus warrants is $6.54 per share.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
F) Paid in Surplus
Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana Corporation (now known as Ovintiv Inc. ("Ovintiv")) under the plan of arrangement into two independent energy companies, Ovintiv and Cenovus. In addition, paid in surplus includes stock-based compensation expense related to the Company’s NSRs discussed in Note 34 and the excess of the purchase price of common shares over their average carrying value for shares purchased under the NCIBs.

	Retained Earnings Prior to Ovintiv Split	Stock-Based Compensation	Common Shares	Total
As at December 31, 2020	4,086	305	—	4,391
Stock-Based Compensation Expense	—	14	—	14
Purchase of Common Shares Under NCIBs	—	—	(120)	(120)
Common Shares Issued on Exercise of Stock Options	—	(1)	—	(1)
As at December 31, 2021	4,086	318	(120)	4,284
Stock-Based Compensation Expense	—	10	—	10
Purchase of Common Shares Under NCIBs	—	—	(1,571)	(1,571)
Common Shares Issued on Exercise of Stock Options	—	(32)	—	(32)
As at December 31, 2022	4,086	296	(1,691)	2,691

33. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Retirement Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	47	—	(129)	(82)
Income Tax (Expense) Recovery	(9)	—	—	(9)
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	96	2	713	811
Income Tax (Expense) Recovery	(25)	—	—	(25)
As at December 31, 2022	99	29	1,342	1,470

34. STOCK-BASED COMPENSATION PLANS
A) Employee Stock Options
Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.
Options issued by the Company have associated NSRs. The NSRs, in lieu of exercising the option, gives the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.
The NSRs vest and expire under the same terms and conditions as the underlying options.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Stock Options With Associated Net Settlement Rights
The weighted average unit fair value of NSRs granted during the year ended December 31, 2022, was $19.94 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate	1.84%
Expected Dividend Yield	0.72%
Expected Volatility (1)	24.72%
Expected Life (years)	5.75
(1)Expected volatility has been based on historical share volatility of the Company.
The following tables summarize information related to the NSRs:

	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
For the year ended December 31, 2022	(thousands)	($)
Outstanding, Beginning of Year	27,233	13.06
Granted	2,031	19.94
Exercised	(11,599)	12.77
Forfeited	(258)	9.75
Expired	(3,058)	22.25
Outstanding, End of Year	14,349	12.38

	Outstanding			Exercisable
As at December 31, 2022	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
Range of Exercise Price ($)	(thousands)	(Years)	($)	(thousands)	($)
5.00 to 9.99	5,234	4.88	8.76	1,474	8.94
10.00 to 14.99	6,229	3.80	12.01	4,280	12.13
15.00 to 19.99	2,834	4.26	19.71	919	19.36
20.00 to 24.99	52	6.69	22.37	—	—
	14,349	4.30	12.38	6,673	12.42
Cenovus Replacement Stock Options
For the year ended December 31, 2022, 6,042 thousand Cenovus replacement stock options, with a weighted average exercise price of $16.57, were exercised and net settled for cash and 103 thousand Cenovus replacement stock options were exercised with a weighted average exercise price of $14.98 and settled for 81 thousand common shares.
The Company recorded a liability of $42 million as at December 31, 2022, (December 31, 2021 – $30 million) in the Consolidated Balance Sheets for Cenovus Replacement Stock Options based on the fair value at year end using the Black-Scholes-Merton valuation model.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
The following tables summarize the information related to the Cenovus replacement stock options:

	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
For the year ended December 31, 2022	(thousands)	($)
Outstanding, Beginning of Year	12,256	15.21
Exercised	(6,145)	16.12
Forfeited	(186)	15.85
Expired	(2,458)	20.59
Outstanding, End of Year	3,467	9.99

	Outstanding			Exercisable
As at December 31, 2022	Number of Cenovus Replacement Stock Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
Range of Exercise Price ($)	(thousands)	(Years)	($)	(thousands)	($)
3.00 to 4.99	2,065	1.63	3.54	742	3.54
5.00 to 9.99	124	1.36	6.06	59	6.06
10.00 to 14.99	14	0.47	12.88	14	12.88
15.00 to 19.99	594	1.04	18.35	594	18.35
20.00 to 24.99	524	0.20	21.77	524	21.77
25.00 to 29.99	146	0.58	27.88	146	27.88
	3,467	1.25	9.99	2,079	14.21
B) Performance Share Units
Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. PSUs are time-vested whole-share units that entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. The number of PSUs eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.
The Company has recorded a liability of $216 million as at December 31, 2022, (December 31, 2021 – $61 million) in the Consolidated Balance Sheets for PSUs based on the market value of Cenovus’s common shares at the end of the year. PSUs are paid out upon vesting and, as a result, the intrinsic value was $nil as at December 31, 2022.
The following table summarizes the information related to the PSUs held by Cenovus employees:

Number of Performance Share Units
For the year ended December 31, 2022	(thousands)
Outstanding, Beginning of Year	7,163
Granted	3,226
Vested and Paid Out	(1,413)
Cancelled	(465)
Units in Lieu of Dividends	167
Outstanding, End of Year	8,678

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
C) Restricted Share Units
Cenovus granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs generally vest over three years.
The Company recorded a liability of $109 million as at December 31, 2022 (December 31, 2021 – $53 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus’s common shares at the end of the year. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at December 31, 2022.
The following table summarizes the information related to the RSUs held by Cenovus employees:

Number of Restricted Share Units
For the year ended December 31, 2022	(thousands)
Outstanding, Beginning of Year	6,025
Granted	3,161
Vested and Paid Out	(2,230)
Cancelled	(430)
Units in Lieu of Dividends	129
Outstanding, End of Year	6,655
D) Deferred Share Units
Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25, 50, 75 or 100 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.
The Company recorded a liability of $40 million as at December 31, 2022 (December 31, 2021 – $20 million) in the Consolidated Balance Sheets for DSUs based on the market value of Cenovus’s common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.
The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

Number of Deferred Share Units
For the year ended December 31, 2022	(thousands)
Outstanding, Beginning of Year	1,256
Granted to Directors	161
Granted	316
Units in Lieu of Dividends	30
Redeemed	(257)
Outstanding, End of Year	1,506
E) Total Stock-Based Compensation

For the years ended December 31,	2022	2021	2020
Stock Options With Associated Net Settlement Rights	15	14	11
Cenovus Replacement Stock Options	53	26	—
Performance Share Units	183	56	19
Restricted Share Units	100	48	23
Deferred Share Units	22	15	(4)
Stock-Based Compensation Expense (Recovery)	373	159	49
Stock-Based Compensation Costs Capitalized	—	8	16
Total Stock-Based Compensation	373	167	65

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

35. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2022	2021	2020
Salaries, Bonuses and Other Short-Term Employee Benefits	1,246	1,327	605
Post-Employment Benefits	92	89	33
Stock-Based Compensation (Note 34)	373	159	49
Other Incentive Benefits (Recovery)	(9)	201	(4)
Termination Benefits	27	180	9
	1,729	1,956	692
Stock-based compensation includes the costs recorded during the year associated with NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs.

36. RELATED PARTY TRANSACTIONS
A) Key Management Compensation
Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2022	2021	2020
Salaries, Director Fees and Other Short-Term Benefits	40	69	21
Post-Employment Benefits	4	4	3
Stock-Based Compensation	140	72	15
Other Incentive Benefits	—	4	1
Termination Benefits	3	3	6
	187	152	46
Post-employment benefits represent the present value of future pension benefits earned during the year.
B) Other Related Party Transactions
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 22). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the year ended December 31, 2022, the Company charged HMLP $188 million, for construction costs and management services (2021 – $243 million).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the year ended December 31, 2022, the Company incurred costs of $263 million, for the use of HMLP’s pipeline systems, as well as transportation and storage services (2021 – $284 million).

37. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, risk management assets and liabilities, investments in the equity of companies, long-term receivables, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2022, the carrying value of Cenovus’s long-term debt was $8.7 billion and the fair value was $7.8 billion (December 31, 2021 carrying value – $12.4 billion, fair value – $13.7 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

	2022	2021
Fair Value, Beginning of Year	53	52
Acquisition (Note 5)	—	1
Changes in Fair Value (1)	2	—
Fair Value, End of Year	55	53
(1)     Changes in fair value are recorded in OCI.
Equity investments classified as FVTPL comprise equity investments in public companies. These assets were carried at fair value on the Consolidated Balance Sheets in other assets. Fair value was determined based on quoted prices in active markets (Level 1).
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power contracts, power and foreign exchange swaps. The Company may also enter into swaps, forwards, and options to manage commodity and foreign exchange exposures, as well as interest rate swaps.
Crude oil, natural gas, condensate, refined product contracts and power swaps are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, and interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2), respectively. The fair value of cross currency interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities and other assets (for long-term positions). Changes in fair value are recorded in the Consolidated Statements of Earnings within (gain) loss on risk management.
Summary of Risk Management Positions

	2022			2021
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	2	40	(38)	46	116	(70)
Power Swap Contracts	1	7	(6)	—	—	—
Renewable Power Contracts	90	—	90	—	—	—
Foreign Exchange Rate Contracts	—	—	—	2	—	2
	93	47	46	48	116	(68)
Level 2 prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2022	2021
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(44)	(68)
Level 3 – Prices Sourced From Partially Observable Data	90	—
	46	(68)
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to December 31:

	2022	2021
Fair Value of Contracts, Beginning of Year	(68)	(53)
Acquisition (Note 5)	—	(14)
Change in Fair Value of Contracts in Place at Beginning of Year	(5)	—
Change in Fair Value of Contracts Entered Into During the Year	(1,641)	(995)
Fair Value of Contracts Realized During the Year	1,762	993
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(2)	1
Fair Value of Contracts, End of Year	46	(68)
Financial assets and liabilities are offset only if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same.

	2022			2021
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	153	107	46	263	331	(68)
Amount Offset	(60)	(60)	—	(215)	(215)	—
Net Amount	93	47	46	48	116	(68)
The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.
Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. As at December 31, 2022, $211 million was pledged as cash collateral (December 31, 2021 – $114 million).
C) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing discounted using a credit-adjusted risk-free rate. Fair value of the variable payment has been calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2022, the fair value of the variable payment was estimated to be $419 million applying a credit-adjusted risk-free rate of 5.2 percent. The maximum cumulative variable payment is $600 million.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
As at December 31, 2022, average WCS forward pricing for the remaining term of the variable payment is $72.79 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 44.2 percent and 7.6 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2022	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(68)	157
WTI Option Volatility	± ten percent	(1)	4
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	—	—
The contingent payment (Level 3) associated with the acquisition of a 50 percent interest in FCCL from ConocoPhillips Company and certain of its subsidiaries ended on May 17, 2022. The final payment was made in July 2022.

As at December 31, 2021	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(45)	45
The impact of a ten percent increase or decrease in WTI option price volatility and a five percent increase or decrease in the Canadian-U.S. dollar foreign exchange rate options would result in nominal unrealized gains (losses) to earnings before income tax.
D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2022	2021	2020
Realized (Gain) Loss	1,762	993	252
Unrealized (Gain) Loss (1)	(126)	2	56
(Gain) Loss on Risk Management	1,636	995	308
(1)     All WTI positions related to crude oil sales price risk management were closed by June 30, 2022. In the three months ended June 30, 2022, Cenovus recorded a realized net loss related to these positions of $467 million.
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

38. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements to manage exposure to future carbon compliance costs or to offset select carbon emissions.
The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to future carbon costs, power prices, or to generate potential offsets for carbon emissions, the Company may enter into renewable power contracts.
As at December 31, 2022, the fair value of risk management positions was a net asset of $46 million and consisted of crude oil, natural gas, condensate, refined products, power and foreign exchange rate instruments. As at December 31, 2022, there were foreign exchange contracts with a notional value of US$168 million outstanding (December 31, 2021 – US$144 million) and no interest rate contracts or cross currency interest rate swap contracts (December 31, 2021 – $nil) outstanding.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Net Fair Value of Risk Management Positions

As at December 31, 2022	Notional Volumes (1)(2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	3.2 MMbbls	January 2023 - June 2024	US$80.35/bbl	1
WTI Fixed – Buy	2.3 MMbbls	February 2023 - June 2024	US$79.93/bbl	—
Power Swap Contacts				(6)
Renewable Power Contracts				90
Other Financial Positions (5)				(39)
Total Fair Value				46
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Contract terms represent various individual contracts with different terms, and range from one month to eighteen months.
(4)    Condensate related futures contract positions consist of WTI contracts to help manage condensate price exposure.
(5)    Other financial positions consist of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, natural gas basis contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price, Foreign Exchange and Interest Rate Risk
i) Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.
The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy does not allow the use of derivative instruments for speculative purposes.
The Company has used crude oil, natural gas and refined product swaps, futures, basis price risk management contracts and, if entered into, forwards, options, as well as condensate futures and swaps. These derivative instruments are used to partially mitigate exposure to the commodity price risk on its crude oil sales and to protect both near-term and future cash flows. Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials and to manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus. In addition, the Company has entered into risk management positions to help mitigate the risk to incremental margin expected to be received in future periods at the time products will be sold. The Company has used commodity futures and swaps, as well as differential price risk management contracts to partially mitigate its exposure to the commodity price risk on its condensate transactions. Natural gas fixed price and basis instruments are used to partially mitigate its natural gas commodity price risk.
ii) Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.
Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada (see Note 9). As at December 31, 2022, Cenovus had US$4.8 billion in U.S. dollar debt (December 31, 2021 – US$7.4 billion).
iii) Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. As at December 31, 2022, Cenovus had no interest rate swap contracts outstanding (December 31, 2021 – $nil). To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2022, Cenovus had no cross currency interest rate swap contracts outstanding (December 31, 2021 – $nil).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
iv) Commodity Price, Foreign Exchange and Interest Rate Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2022	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	1	(1)
WCS and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	13	(13)
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(1)	1
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
Natural Gas Basis Price	± US$0.50/MCF Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$20.00/Megawatt Hour Applied to Power Hedges	113	(113)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	14	(17)
(1)    Excludes WCS (Hardisty) differential.

As at December 31, 2021	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	(225)	225
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	4	(4)
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	11	(12)
In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

As at December 31,	2022	2021
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	246	372
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(246)	(372)
Management believes the fluctuations identified in the table above are a reasonable measure of volatility.
As at December 31, 2022, the increase or decrease in net earnings for a one percent change in interest rates on floating rate debt amounts to $1 million (December 31, 2021 – $1 million). This assumes the amount of fixed and floating debt remains unchanged from the respective balance sheet dates.
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at December 31, 2022, approximately 85 percent (December 31, 2021 – 94 percent) of the Company’s accruals, receivables related to Cenovus’s joint arrangements, trade receivables and net investment in finance leases were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at December 31, 2022 (December 31, 2021 – 0.1 percent).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 26, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn capacity on its committed credit facility and uncommitted demand facilities as well as availability under its base shelf prospectus. As at December 31, 2022, the Company’s sources of capital included:
•$4.5 billion in cash and cash equivalents.
•$5.5 billion available on its committed credit facility.
•$1.4 billion available on its uncommitted demand facilities, of which $1.0 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit.
•US$140 million (C$190 million) on the Company’s proportionate share of the uncommitted demand facilities from WRB.
•US$4.7 billion unused capacity under its base shelf prospectus, availability of which is dependent on market conditions.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2022	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,124	—	—	—	6,124
Short-Term Borrowings (1)	115	—	—	—	115
Long-Term Debt (1)	401	983	2,014	11,196	14,594
Contingent Payments	271	167	—	—	438
Lease Liabilities (1)	426	746	596	2,889	4,657

As at December 31, 2021	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	6,353
Short-Term Borrowings (1)	79	—	—	—	79
Long-Term Debt (1)	561	1,608	2,603	14,892	19,664
Contingent Payments	238	—	—	—	238
Lease Liabilities (1)	453	794	634	3,192	5,073
(1)     Principal and interest, including current portion if applicable.

39. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2022	2021
Total Current Assets	12,430	11,988
Total Current Liabilities	8,021	7,305
Working Capital	4,409	4,683
As at December 31, 2022, adjusted working capital was $4.7 billion (December 31, 2021 – $3.8 billion), excluding assets held for sale of $nil (December 31, 2021 – $1.3 billion), the current portion of the contingent payments of $263 million (December 31, 2021 – $236 million) and liabilities related to assets held for sale of $nil (December 31, 2021 – $186 million).

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022
Changes in non-cash working capital is as follows:

For the years ended December 31,	2022	2021	2020
Accounts Receivable and Accrued Revenues	838	(953)	77
Income Tax Receivable	(58)	(1)	(12)
Inventories	(143)	(1,646)	450
Accounts Payable and Accrued Liabilities	(524)	1,645	(338)
Income Tax Payable	1,000	87	(17)
Total Change in Non-Cash Working Capital	1,113	(868)	160

Net Change in Non-Cash Working Capital – Operating Activities	575	(1,227)	198
Net Change in Non-Cash Working Capital – Investing Activities	538	359	(38)
Total Change in Non-Cash Working Capital	1,113	(868)	160

For the years ended December 31,	2022	2021	2020
Interest Paid	647	811	381
Interest Received	78	24	5
Income Taxes Paid	723	209	18
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2019	—	—	6,699	1,916
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	117	—	—
(Repayment) of Revolving Long-Term Debt	—	—	(220)	—
Issuance of Long-Term Debt	—	—	1,326	—
(Repayment) of Long-Term Debt	—	—	(112)	—
Principal Repayment of Leases	—	—	—	(197)
Base Dividends Paid on Common Shares	(77)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(25)	—
Finance Costs	—	—	5	—
Lease Additions	—	—	—	49
Lease Modifications	—	—	—	(2)
Lease Re-measurements	—	—	—	(2)
Lease Terminations	—	—	—	(1)
Base Dividends Declared on Common Shares	77	—	—	—
Exchange Rate Movements and Other	—	4	(232)	(6)
As at December 31, 2020	—	121	7,441	1,757

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2020	—	121	7,441	1,757
Acquisition (Note 5)	—	40	6,602	1,441
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(77)	—	—
(Repayment) of Revolving Long-Term Debt	—	—	(350)	—
Issuance of Long-Term Debt	—	—	1,557	—
(Repayment) of Long-Term Debt	—	—	(2,870)	—
Principal Repayment of Leases	—	—	—	(300)
Base Dividends Paid on Common Shares	(176)	—	—	—
Dividends Paid on Preferred Shares	(34)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	121	—
Finance Costs	—	—	(59)	—
Lease Additions	—	—	—	110
Lease Modifications	—	—	—	22
Lease Re-measurements	—	—	—	(4)
Lease Termination	—	—	—	(1)
Transfers to Liabilities Related to Assets Held for Sale	—	—	—	(58)
Base Dividends Declared on Common Shares	176	—	—	—
Dividends Declared on Preferred Shares	34	—	—	—
Exchange Rate Movements and Other	—	(5)	(57)	(10)
As at December 31, 2021	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	34	—	—
(Repayment) of Long-Term Debt	—	—	(4,149)	—
Principal Repayment of Leases	—	—	—	(302)
Base Dividends Paid on Common Shares	(682)	—	—	—
Variable Dividends Paid on Common Shares	(219)	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(29)	—
Finance Costs	—	—	(28)	—
Lease Additions	—	—	—	25
Lease Modifications	—	—	—	83
Lease Re-measurements	—	—	—	7
Lease Terminations	—	—	—	(5)
Base Dividends Declared on Common Shares	682	—	—	—
Variable Dividends Declared on Common Shares	219	—	—	—
Dividends Declared on Preferred Shares	35	—	—	—
Exchange Rate Movements and Other	—	2	512	71
As at December 31, 2022	9	115	8,691	2,836

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2022

40. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2022	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,747	2,011	1,542	1,416	1,360	13,005	21,081
Product Purchases	1,626	1,509	922	922	922	3,457	9,358
Real Estate (2)	48	50	50	50	54	604	856
Obligation to Fund Equity-Accounted Affiliate (3)	92	105	96	96	91	143	623
Other Long-Term Commitments (4)	381	90	75	74	65	395	1,080
Total Payments	3,894	3,765	2,685	2,558	2,492	17,604	32,998

As at December 31, 2021	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,677	1,958	1,853	1,488	1,350	13,244	21,570
Product Purchases (5)	1,684	1,682	1,593	731	731	4,204	10,625
Real Estate (2)	44	43	52	54	57	658	908
Obligation to Fund Equity-Accounted Affiliate (3)	68	85	99	90	90	210	642
Other Long-Term Commitments (4)	436	83	72	63	81	366	1,101
Total Payments	3,909	3,851	3,669	2,426	2,309	18,682	34,846
(1)    Includes transportation commitments of $9.1 billion (December 31, 2021 – $8.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the commencement of the contract.
(2)    Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)    Relates to funding obligations for HCML.
(4)    Includes Cenovus’s proportionate share of the commitments related to WRB, Toledo and the Offshore segment.
(5)    Previously included in transportation and storage.
As at December 31, 2022, the Company had commitments with HMLP that include $2.2 billion related to long-term transportation and storage commitments (December 31, 2021 – $2.6 billion).
There were also outstanding letters of credit aggregating to $490 million (December 31, 2021 – $565 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – 2022 Consolidated Financial Statements	79